Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

AEROSONIC CORPORATION

at

$7.75 NET PER SHARE

by

BUCCANEER ACQUISITION SUB INC.

an indirect wholly owned subsidiary of

TRANSDIGM GROUP INCORPORATED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON TUESDAY, JUNE 4, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger dated as of April 19, 2013 (the “Merger Agreement”), by and among TransDigm Group Incorporated, a Delaware corporation (“TransDigm”), Buccaneer Acquisition Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of TransDigm (“Purchaser”), and Aerosonic Corporation, a Delaware corporation (“Aerosonic”). Purchaser is offering to purchase (the “Offer”) all outstanding shares of common stock of Aerosonic, par value $0.40 per share (the “Shares”), at a price of $7.75 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as defined below). The Offer is not subject to any financing condition or contingency. The term “Minimum Tender Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer, together with the Shares then owned by TransDigm and its subsidiaries (including Purchaser), represents at least a majority of the then outstanding Shares on a fully diluted basis. The Offer is also subject to other important conditions set forth in this Offer to Purchase, as described in Section 15—“Certain Conditions of the Offer.”

The Board of Directors of Aerosonic (the “Aerosonic Board”) unanimously (i) determined and resolved that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger, are advisable, fair to and in the best interests of Aerosonic and its stockholders, (ii) approved the Merger Agreement and the Transactions, including the Offer and the Merger, and (iii) recommended that Aerosonic’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

A description of the reasons for the Aerosonic Board’s approval of the Offer and the Merger is set forth in Aerosonic’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Aerosonic’s stockholders together with this Offer to Purchase. Aerosonic’s stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

IMPORTANT

Any stockholder of Aerosonic wishing to tender all or a portion of that stockholder’s Shares in the Offer must (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents (as described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) to the Depositary (as defined below) together with certificates representing the Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (iii) request that stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for that stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if that stockholder wishes to tender his, her or its Shares.

Any stockholder of Aerosonic who wishes to tender Shares and who cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the expiration of the Offer or who cannot comply with the procedures for book-entry transfer on a timely basis may tender those Shares pursuant to the guaranteed delivery procedure described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined below) at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined below) and other related materials may also be obtained from the Information Agent. A stockholder may also contact his, her or its broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The date of this Offer to Purchase is May 7, 2013

SUMMARY TERM SHEET

Below are some of the questions that you as a holder of shares of common stock, par value $0.40 per share (the “Shares), of Aerosonic Corporation (“Aerosonic”) may have regarding the Offer and answers to those questions. The answers to these questions do not contain all of the information that may be relevant to your decision whether to tender your Shares. TransDigm Group Incorporated (“TransDigm”) and Buccaneer Acquisition Sub Inc. (“Purchaser” and together with TransDigm, “we,” “us” or “our”) urge you to read carefully the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

Who is offering to buy my Shares?

The Offer is being made by Purchaser, an indirect wholly owned subsidiary of TransDigm. TransDigm, through its wholly owned subsidiaries, is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, NiCad batteries and chargers, engineered latching and locking devices, rods and locking devices, engineered connectors and elastomers, cockpit security components and systems, specialized cockpit displays, aircraft audio systems, specialized lavatory components, seatbelts and safety restraints, engineered interior surfaces and lighting and control technology.

How much is Purchaser offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $7.75 per Share, net to you in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. If you are the record owner of your Shares and you tender your Shares to us in the Offer directly, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and that person tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” section of this Offer to Purchase.

Why is Purchaser making this Offer?

The purpose of the Offer is for TransDigm to acquire control of Aerosonic and ultimately all of the outstanding Shares of Aerosonic. The Offer, as the first step in the acquisition of Aerosonic, is intended to facilitate the acquisition of Aerosonic as promptly as practicable. In accordance with the terms and subject to the conditions set forth in the Merger Agreement, TransDigm expects, as promptly as practicable after completion of the Offer, to consummate the merger of Purchaser with and into Aerosonic (the “Merger”). The purpose of the Merger is to acquire all of the issued and outstanding Shares not tendered pursuant to the Offer. Pursuant to the Merger Agreement, each remaining issued and outstanding Share (other than Shares owned by TransDigm, Purchaser, Aerosonic or any of their respective subsidiaries or held by Aerosonic stockholders properly exercising their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive an amount equal to the price per Share paid in the Offer, payable in cash, without interest and less any required withholding taxes. For more information, see Section 13—“Purpose of the Offer and Plans for Aerosonic; Statutory Requirements; Appraisal Rights.”

Does Purchaser have the financial resources to complete the Offer and the Merger?

TransDigm will provide Purchaser with sufficient funds to consummate the Offer and the Merger. TransDigm intends to provide Purchaser with the necessary funds from cash on hand. We estimate that the total

i

amount of cash required to complete the transactions contemplated by the Offer and the Merger, including payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, will be approximately $39.6 million. The Offer is not subject to any financing condition or contingency. See Section 10—“Source and Amount of Funds.”

Is TransDigm’s financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think TransDigm’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition or contingency;

•	the Offer is for all outstanding Shares and is being made solely for cash;

•

in light of TransDigm’s financial capacity in relation to the amount of consideration payable in the Offer as described above, we will have sufficient funds immediately available to purchase all Shares validly tendered in the Offer and not properly withdrawn; and

•	if we consummate the Offer, we expect to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

See Section 10—“Source and Amount of Funds.”

What does the Aerosonic Board think of the Offer?

The Aerosonic Board unanimously (i) determined and resolved that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of Aerosonic and its stockholders, (ii) approved the Merger Agreement and the Transactions, including the Offer and the Merger, and (iii) recommended that Aerosonic’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

A description of the reasons for the Aerosonic Board’s approval of the Offer and the Merger is set forth in Aerosonic’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Aerosonic’s stockholders together with this Offer to Purchase. Aerosonic’s stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase. See the “Introduction” section of this Offer to Purchase.

What are the U.S. federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, if you hold Shares as capital assets for U.S. federal income tax purposes and are a U.S. Holder (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”), you will generally recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount you receive and your adjusted tax basis in the Shares. See Section 5—“Material U.S. Federal Income Tax Consequences.”

We urge you to consult your own tax advisors to determine the particular tax consequences to you of participating in the Offer and the Merger in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

What are the conditions to the Offer?

The Offer is conditioned upon, among other things, the following:

•

Minimum Tender Condition—Aerosonic stockholders must validly tender and not properly withdraw prior to the expiration of the Offer that number of Shares that, together with the Shares then owned by TransDigm and its subsidiaries (including Purchaser), represents at least a majority of the then outstanding Shares on a fully diluted basis.

•	Additional Conditions – The Offer is also subject to additional conditions, as described in Section 15—“Certain Conditions of the Offer.”

We may not waive the Minimum Tender Condition. However, we may waive any other condition in our sole discretion without Aerosonic’s consent. The Offer is not subject to any financing condition or contingency.

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer. You simply need to tender your Shares if you choose to do so. However, the Offer can be completed only if, among other things, the Minimum Tender Condition is satisfied.

The Aerosonic Board has approved and adopted the Merger Agreement. Aerosonic stockholders will be required to adopt the Merger Agreement unless we acquire at least 90% of the outstanding Shares in the Offer or otherwise, in which case we will be able to consummate the Merger as a “short-form” merger pursuant to Section 253 of the DGCL without the approval of the Aerosonic stockholders.

Any solicitation of proxies or consents from Aerosonic stockholders to adopt the Merger Agreement will be made pursuant to separate materials complying with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) to the extent applicable.

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, on Tuesday, June 4, 2013, to tender your Shares in the Offer. When we make reference to “the expiration of the Offer” or the “expiration date” anywhere in this Offer to Purchase, this is the time to which we are referring, including, if extended, any later time that may apply. If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase prior to that time. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither Aerosonic nor TransDigm terminates the Merger Agreement in accordance with its terms:

•

We must extend the Offer on one or more occasions for periods of up to 10 business days if at any then scheduled expiration date any of the conditions to our obligation to accept for payment and pay for the Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Conditions”) is not satisfied or, if permitted under the Merger Agreement, waived, but if at any scheduled expiration date the only Offer Condition not satisfied is the Minimum Tender Condition, then we are not required to extend the Offer for more than two subsequent extension periods of 10 business days each after the first such expiration date, and no extension of the Offer may extend past July 8, 2013 without Aerosonic’s consent.

•	We must extend the Offer for any period or periods required by any applicable law, rule, interpretation or position of the SEC or its staff or of the NYSE MKT applicable to the Offer.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

What is the Top-Up Option and when could it be exercised?

Pursuant to the Merger Agreement and subject to certain conditions, Aerosonic has granted us an irrevocable option (the “Top-Up Option”) to purchase that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares that TransDigm and its subsidiaries (including Purchaser) own at the time of that exercise, constitutes one Share more than 90% of the number of Shares outstanding on a fully diluted basis. The Top-Up Option would be exercisable only once in whole and not in part, within 10 days after Purchaser’s acceptance for payment of Shares pursuant to the Offer or, if applicable, at or prior to the expiration of any “subsequent offer period” (as described below). If the number of Top-Up Shares exceeds the number of authorized and unissued Shares (other than Shares reserved for issuance pursuant to other outstanding options and warrants) and Shares held in treasury, the Top-Up Option will not be exercisable. If necessary to obtain at least 90% of the outstanding Shares on a fully diluted basis, we may elect to exercise the Top-Up Option in order to facilitate prompt completion of the Merger. For more information, see Section 12—“The Merger Agreement; Other Agreements—Top-Up Option.”

How long will it take to complete the proposed transaction?

The timing of completing the Offer and the Merger will depend on a variety of factors. We announced the Offer to facilitate the acquisition of Aerosonic as promptly as practicable. If the conditions to the Offer are satisfied, we expect that the Offer will be consummated promptly following the Expiration Date. In accordance with the Merger Agreement, the Merger is expected to take place within three business days following the satisfaction or waiver of certain conditions to the Merger set forth in the Merger Agreement (including the consummation of the Offer), as described in Section 12—“The Merger Agreement; Other Agreements—Conditions of the Merger.” If we receive tenders in the Offer of at least 90% of the outstanding Shares on a fully diluted basis, or sufficient tenders to enable us to exercise the Top-Up Option, we anticipate that the Merger would be completed shortly following completion of the Offer.

Will the Purchaser provide a subsequent offering period?

We may elect to provide for a subsequent offering period (as described in Section 1—“Terms of the Offer”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), following our acceptance of the Shares in the Offer. During the subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive the Offer Price, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We will announce publicly any subsequent offering period no later than 9:00 a.m., New York City time, on the next business day after the expiration date.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will so inform American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

After the Offer is consummated, do you intend to replace some or all of Aerosonic’s directors with your designees for directors?

Yes. In accordance with the Merger Agreement, we intend to designate to the Aerosonic Board, as soon as practicable after consummation of the Offer, a number of directors such that our designees’ representation on the Aerosonic Board is proportionate to the percentage of the outstanding Shares we beneficially own following the consummation of the Offer. Aerosonic has agreed to take all actions reasonably necessary to elect those designees as directors. However, at least two of Aerosonic’s current independent directors (or their independent replacements) will remain on the Aerosonic Board following the consummation of the Offer. Upon the consummation of the Merger, we intend to replace the remaining Aerosonic independent directors with our designees for directors.

How do I tender my Shares?

To tender Shares into the Offer, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary, or tender your Shares pursuant to the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” not later than the expiration date. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, that person can tender your Shares to the Depositary through The Depository Trust Company (the “Book-Entry Transfer Facility”).

If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the Offer, you may obtain a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchanges Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 of the Exchange Act, guarantee, pursuant to a notice of guaranteed delivery, that the missing items will be received by the Depositary within three NYSE MKT trading days. However, the Depositary must receive the missing items within that three-trading-day period for your tender to be valid.

For a complete discussion of the procedures for tendering your Shares, see Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw your previously tendered Shares at any time prior to expiration of the Offer, and, if we have not agreed to accept your Shares for payment within 60 days after commencement of the Offer (i.e., by July 5, 2013), you can withdraw them at any time after that time until we accept Shares for payment. You may not, however, withdraw Shares tendered during a subsequent offering period, if applicable. For a complete discussion of the procedures for withdrawing your Shares, see Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such a notice, with the required information to the Depositary while you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares, and the broker, dealer, commercial bank, trust company or other nominee must effectively withdraw those Shares while you still have the right to withdraw Shares. For a complete discussion of the procedures for withdrawing your Shares, see Section 4 —“Withdrawal Rights.”

v

If I have Shares credited to my account under the Aerosonic Corporation 401(k) Plan (the “401(k) Plan”), how do I tender my Shares?

If you have Shares credited to you through the 401(k) Plan, you may notify BMO Harris Bank N.A., the trustee of the 401(k) Plan, of your decision to tender. The trustee of the 401(k) Plan will provide you with instructions on how to tender your shares, including any applicable deadline.

When and how will I be paid for my tendered Shares?

Purchaser will pay for all validly tendered and not properly withdrawn Shares promptly after the expiration date, subject to the terms of the Offer and the satisfaction or waiver of the conditions to the Offer, as set forth in Section 15—“Certain Conditions of the Offer.”

We will pay for your validly tendered and not properly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) the certificates for those Shares or a confirmation of a book-entry transfer of those Shares as described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) and (iii) any other required documents for the Shares. See Section 2—“Acceptance for Payment and Payment for Shares.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If the Minimum Tender Condition is satisfied and, upon satisfaction or waiver of the other Offer Conditions, we accept and purchase Shares pursuant to the Offer, we expect to effect the Merger in accordance with the terms and subject to the conditions set forth in the Merger Agreement. Pursuant to the Merger Agreement, we are obligated to effect the Merger shortly after the conditions thereto are satisfied. If the Merger takes place, all remaining stockholders of Aerosonic (other than Shares owned by TransDigm, Purchaser, Aerosonic or any of their respective subsidiaries or held by Aerosonic stockholders properly exercising their appraisal rights under Section 262 of the DGCL) will receive $7.75 per Share, net in cash, without interest and less any required withholding taxes, and Aerosonic will become an indirect wholly owned subsidiary of TransDigm. See the “Introduction” section of this Offer to Purchase.

If the Offer is completed, will Aerosonic continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with the terms and subject to the conditions set forth in the Merger Agreement. If the Merger takes place, Aerosonic will no longer be publicly owned. If we purchase all of the Shares tendered in the Offer, there may be so few remaining stockholders and publicly held Shares, even prior to or absent the Merger, that the Shares will no longer be eligible to be traded through the NYSE MKT or other securities exchanges, there may not be an active or liquid public trading market (or possibly, any public trading market) for the Shares, and Aerosonic may no longer be required to make filings with the SEC or may otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 7—“Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and we accept and purchase Shares pursuant to the Offer and the Merger occurs, your Shares will be converted into the right to receive an amount equal to the price per Share paid in the Offer, payable in cash, without interest and less any required withholding taxes. Unless you validly exercise your appraisal rights under Section 262 of the DGCL, you will receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer. Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares.

If you decide not to tender your Shares in the Offer and we purchase the Shares that are tendered, but the Merger does not occur, you will remain a stockholder of Aerosonic. However, there may be so few remaining stockholders and publicly traded Shares that the Shares will no longer be eligible to be traded through the NYSE MKT or other securities exchanges and there may not be an active or liquid public trading market (or, possibly, any public trading market) for the Shares, which may affect prices at which Shares trade. Also, as described above, Aerosonic may no longer be required to make filings with the SEC or may otherwise cease being required to comply with the SEC rules relating to publicly held companies. See the “Introduction” section of this Offer to Purchase and Section 7—“Certain Effects of the Offer.”

Are appraisal rights available in either the Offer or the Merger?

You do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, stockholders of Aerosonic who do not tender their Shares in the Offer, continue to hold Shares at the time of the consummation of the Merger, neither vote in favor of the Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to demand a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of that fair value in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL (all such Shares, collectively, the “Appraisal Shares”). Any such judicial determination of the fair value of the Appraisal Shares could be based upon factors other than or in addition to the consideration paid in the Offer and the market value of the Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the Offer Price. The Merger Agreement provides that any dilutive impact on the value of Shares as a result of the issuance of the Top-Up Shares and the consideration for the Top-Up Shares, as described above, will not be taken into account in any determination of the fair value of any Shares held by stockholders validly exercising their appraisal rights under Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, each Share held by that stockholder will be converted into the right to receive the merger consideration. A stockholder may withdraw his, her or its demand for appraisal, subject to the applicable provisions of the DGCL, by delivering to Aerosonic a written withdrawal of his, her or its demand for appraisal.

Because of the complexity of Delaware law relating to appraisal rights, we encourage you to seek the advice of your own legal counsel. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of those rights. For more information, see Section 13—“Purpose of the Offer and Plans for Aerosonic; Statutory Requirements; Appraisal Rights.”

Because appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time.

What is the market value of my Shares as of a recent date?

On April 19, 2013, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing price per Share of reported on the NYSE MKT was $4.85. On May 6, 2013, the last full trading day prior to our commencement of the Offer, the closing price per Share reported on the NYSE MKT was $7.73. You are encouraged to obtain a recent quotation for the Shares before deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Where can I find more information about Aerosonic and TransDigm?

You can find more information about Aerosonic and TransDigm from various sources described in Section 8—“Certain Information Concerning Aerosonic” and Section 9—“Certain Information Concerning TransDigm and Purchaser.”

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (800) 868-1390 or email Georgeson Inc. at Aerosonic@georgeson.com. Georgeson Inc. is acting as the information agent (the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Aerosonic Corporation:

INTRODUCTION

Buccaneer Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of TransDigm Group Incorporated, a Delaware corporation (“TransDigm”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.40 per share (the “Shares”), of Aerosonic Corporation, a Delaware corporation (“Aerosonic”), at a price of $7.75 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of April 19, 2013 (the “Merger Agreement”), by and among TransDigm, Purchaser and Aerosonic. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as defined below). The Offer is not subject to any financing condition or contingency.

The Merger Agreement is more fully described in Section 12—“The Merger Agreement; Other Agreements.”

The term “Minimum Tender Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer, together with the Shares then owned by TransDigm and its subsidiaries (including Purchaser), represents at least a majority of the then outstanding Shares on a fully diluted basis. See Section 15—“Certain Conditions of the Offer.”

The Offer is also subject to other important conditions set forth in this Offer to Purchase, as described in Section 15—“Certain Conditions of the Offer.”

Aerosonic has advised TransDigm that at the close of business on May 1, 2013, (i) 4,020,334 Shares were issued and outstanding, (ii) options to purchase 329,100 Shares were outstanding, (iii) warrants to purchase 270,000 Shares were outstanding and (iv) 430,767 Shares were held in treasury. As of the date of this Offer, neither TransDigm nor Purchaser beneficially owns any Shares.

For purposes of the Offer, “fully diluted basis” assumes that all outstanding stock options, warrants and any other stock awards are exercisable, vested, fully earned and/or payable, as applicable (other than any options, warrants and other awards that are surrendered for cash and cancelled on the acceptance date of the Offer as described in Section 12—“The Merger Agreement; Other Agreements—Effect on Aerosonic Options, Stock Awards and Warrants”).

Tendering stockholders who are record owners of their Shares and tender directly to American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult that institution as to whether it charges any service fees or commissions.

The purpose of the Offer is for TransDigm to acquire control of Aerosonic, and ultimately all of the outstanding Shares. The Merger Agreement provides that, subject to the conditions described in Sections 12—“The Merger Agreement; Other Agreements” and 15—“Certain Conditions of the Offer,” as soon as practicable after consummation of the Offer, Purchaser will be merged with and into Aerosonic (the “Merger”), with

Aerosonic continuing as the surviving corporation and an indirect wholly owned subsidiary of TransDigm. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $7.75 in cash, without any interest and less any required withholding taxes except for (i) Shares held in Aerosonic’s treasury or owned by TransDigm or Purchaser or any of TransDigm’s or Aerosonic’s respective subsidiaries, which will be canceled and will cease to exist and (ii) Shares owned by Aerosonic’s stockholders who perfect their appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”). The Merger Agreement is more fully described in Section 12—“The Merger Agreement; Other Agreements.”

The Board of Directors of Aerosonic (the “Aerosonic Board”) unanimously (i) determined and resolved that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger, are advisable, fair to and in the best interests of Aerosonic and its stockholders, (ii) approved the Merger Agreement and the Transactions, including the Offer and the Merger, and (iii) recommended that Aerosonic’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

A description of the reasons for the Aerosonic Board’s approval of the Offer and the Merger is set forth in Aerosonic’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Aerosonic’s stockholders together with this Offer to Purchase (the “Schedule 14D-9”). Aerosonic’s stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

The Merger is subject to the satisfaction or waiver of certain conditions including, if required by applicable law, the adoption of the Merger Agreement and the approval of the Merger by the affirmative vote of the holders of a majority of the outstanding Shares. If required by applicable law to consummate the Merger, Aerosonic has agreed to, after consultation with TransDigm, take all action necessary under all applicable laws to duly call, give notice of, convene and hold a meeting of the holders of Shares to vote on the adoption of the Merger Agreement and approval of the Merger as soon as reasonably practicable following the acceptance by Purchaser of Shares tendered in the Offer. Aerosonic has also agreed to cause the Solicitation/Recommendation Statement on Schedule 14D-9 to comply in all material respects with the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) and other applicable laws. TransDigm will cause all Shares owned of record by it or any of its subsidiaries (including Purchaser) to be voted in favor of the approval and adoption of the Merger Agreement and the Merger. If the Minimum Tender Condition and the other Offer Conditions (as defined below) are satisfied and the Offer is completed, TransDigm and Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote or written consent of any other holder of Shares. In addition, under the DGCL, if Purchaser acquires or controls, pursuant to the Offer, exercise of the Top-Up Option (as defined below) or otherwise, at least 90% of the outstanding Shares, Purchaser would be able to consummate the Merger without a vote of the Aerosonic stockholders. If we receive sufficient tenders in the Offer to enable us to exercise the Top-Up Option, we anticipate that the Merger will be completed shortly following completion of the Offer. See Section 12—“The Merger Agreement; Other Agreements.”

Aerosonic has granted us an irrevocable option to purchase that number of additional Shares not tendered in the Offer (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by TransDigm and its subsidiaries (including Purchaser) at that time, constitutes one share more than 90% of the number of Shares outstanding, at an exercise price per Top-Up Share equal to the Offer Price (the option to acquire the Top-Up Shares, the “Top-Up Option”), in accordance with the terms and subject to certain limitations set forth in the Merger Agreement, as described in Section 12—“The Merger Agreement; Other Agreements.” The Top-Up Option would be exercisable only once in whole and not in part, within 10 days after Purchaser’s acceptance for payment of Shares pursuant to the Offer or, if applicable, at or prior to the expiration of any Subsequent Offering Period (as defined below). If the number of Top-Up Shares exceeds the number of authorized and unissued Shares (other than Shares reserved for issuance pursuant to other outstanding options and warrants) and Shares held in treasury, the Top-Up Option will not be exercisable.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the expiration date and not properly withdrawn as permitted pursuant to the procedures described in Section 4—“Withdrawal Rights.” The Offer will expire at 12:00 midnight, New York City time, Tuesday, June 4, 2013, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest time and date at which the Offer, as so extended, expires (that time and date, including any such extensions, the “Expiration Date”).

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition. The Offer is also subject to other conditions set forth in this Offer to Purchase, as described in Section 15—“Certain Conditions of the Offer.” The Offer is not subject to any financing condition or contingency.

The Merger Agreement provides that so long as neither Aerosonic nor TransDigm terminates the Merger Agreement in accordance with its terms:

•

We must extend the Offer on one or more occasions for periods of up to 10 business days if at any scheduled expiration date of the Offer any of the conditions to our obligation to accept for payment and pay for the Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Conditions”) is not satisfied or, if permitted under the Merger Agreement, waived, but if at any scheduled expiration date the only Offer Condition not satisfied is the Minimum Tender Condition, then we are not required to extend the Offer for more than two subsequent extension periods of 10 business days each after the first such expiration date. Further, no extension of the Offer may extend past July 8, 2013 without Aerosonic’s consent.

•	We must extend the Offer for any period or periods required by any applicable law, rule, interpretation or position of the SEC or its staff or by the NYSE MKT applicable to the Offer.

The Merger Agreement further provides that Purchaser may provide for a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Exchange Act. Purchaser may include a Subsequent Offering Period so long as, among other things, (i) the initial offering period of at least 20 business days has expired, (ii) Purchaser immediately accepts and promptly pays for all Shares validly tendered during the Offer, (iii) Purchaser announces publicly the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and (iv) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed. Shares tendered during a Subsequent Offering Period may not be withdrawn.

Any extension of the Offer will be followed as promptly as practicable by a public announcement thereof. Any such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the latest scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw that stockholder’s Shares except during any Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 5, 2013. If the initial offering period has expired and Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from that of the person who tendered those Shares. If Share Certificates (as defined below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below), unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

Subject to the applicable rules and regulations of the SEC and the Merger Agreement, TransDigm and Purchaser expressly reserve the right (in their sole discretion) to (i) increase the Offer Price, (ii) waive, in whole or in part, any Offer Condition (other than the Minimum Tender Condition, which may not be waived) and (iii) make any other changes in the terms and conditions of the Offer. However, without the prior written consent of Aerosonic, TransDigm and Purchaser may not (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) impose additional conditions on the consummation of the Offer, (d) reduce the number of Shares sought to be purchased in the Offer, (e) reduce the time period during which the Offer must remain open or (f) otherwise amend or modify the Offer or any Offer Condition in a manner adverse to the holders of Shares.

The rights reserved by TransDigm and Purchaser as described in the immediately preceding paragraph are in addition to TransDigm’s and Purchaser’s rights described in Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement if required.

If, subject to the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material Offer Condition, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or the information concerning the offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of 10 business days following the dissemination of the applicable information to stockholders.

Aerosonic has provided Purchaser with Aerosonic’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9 and other related documents, will be mailed to record holders of Shares whose names appear on Aerosonic’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, purchase and promptly pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Date. Purchaser expressly reserves the right, in its sole discretion, but subject to applicable laws (including Rule 14e-1(c) under the Exchange Act), to delay acceptance for, and thereby delay payment for, Shares in order to comply with applicable laws or if any of the conditions referred to in Section 15—“Certain Conditions of the Offer” have not been satisfied. For a description of Purchaser’s right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Section 15—“Certain Conditions of the Offer.” If Purchaser provides a Subsequent Offering Period, Purchaser will accept for payment, purchase and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1—“Terms of the Offer.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting payments to you. In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing those Shares (the “Share Certificates”) or confirmation of a book-entry transfer of the Shares (a “Book-Entry Confirmation”) into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of that Book-Entry Confirmation, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing that message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer (including during any Subsequent Offering Period), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of those Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for those Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may be withdrawn only to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (a) the Share Certificates evidencing the tendered Shares must be received by the Depositary at that address prior to the Expiration Date or (b) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer those Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such a transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless that registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchanges Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution, as described in Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of, a person other than the registered holder of the Share Certificate surrendered, then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on that Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 5 and 7 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing that stockholder’s Shares are not immediately available or that stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or that stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, those Shares may nevertheless be tendered, so long as all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Purchaser, is received by the Depositary prior to the Expiration Date as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all such tendered Shares, in proper form for transfer, together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE MKT trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Shares may not be tendered using the procedures for guaranteed delivery during any Subsequent Offering Period.

Other Requirements. Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases (including during any Subsequent Offering Period) be made only after timely receipt by the Depositary of (i) Share Certificates evidencing those Shares or a Book-Entry Confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The method of delivery of the Shares, the Share Certificates and all other required documents (including delivery through the Book-Entry Transfer Facility) is at the option and risk of the tendering stockholder and the risk of loss of the Shares, Share Certificates and other documents will pass only after the Depositary has actually received the Shares or Share Certificates (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to TransDigm and Purchaser that (i) the tendering stockholder has full power and authority to tender, sell, assign and transfer the Shares (and any and all other Shares or other securities issued or issuable in respect of those Shares on or after the date of this Offer to Purchase), (ii) when the Shares and any such other securities are accepted for payment by Purchaser, Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and those Shares and any such other securities will not be subject to any adverse claim and (iii) the tendering stockholder is the registered owner of the Shares, or the Share Certificates have been endorsed to the tendering stockholder in blank, or the tendering stockholder is a participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of the Shares.

The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. Our interpretation of the terms and conditions of the Offer (including the accompanying Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law. All questions as to the form of documents (including notices of withdrawal) and the validity, form and eligibility (including time of receipt) of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party to the fullest extent permitted by law. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by the Merger Agreement (other than the Minimum Tender Condition, which may not be waived by Purchaser) and applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of TransDigm, Purchaser, Aerosonic, the Depositary, Georgeson Inc. (the “Information Agent”) or any other person is or will be under any duty to give any notification of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notification.

Appointment. By executing the Letter of Transmittal or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, the tendering stockholder irrevocably appoints designees of Purchaser as that stockholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, to the full extent of the stockholder’s rights with respect to the Shares tendered by the stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of the Shares on or after the date of this Offer to Purchase. These proxies will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares and other securities or rights issued or issuable in respect of those Shares. That appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon that appointment:

•	all prior powers of attorney, proxies and consents given by that stockholder with respect to those Shares or other securities or rights will be revoked, without further action;

•

no subsequent powers of attorney, proxies, consents or revocations may be given nor any subsequent written consent executed by the stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto; and

•

the designees of Purchaser will thereby be empowered to exercise all voting, consent and other rights of the stockholder as they in their sole discretion may deem proper at any annual or special meeting of Aerosonic’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of those Shares, Purchaser must be able to exercise full voting, consent and other rights, to the extent permitted under applicable law, with respect to those Shares and other related securities or rights, including voting at any meeting of stockholders or executing a written consent concerning any matter. The Offer does not constitute a solicitation of proxies or consents from Aerosonic’s stockholders.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each eligible tendering U.S. Holder (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”) should complete and return the Substitute Form W-9 included with the Letter of Transmittal. Eligible tendering Non-U.S. Holders (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”) should complete and submit the Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For a more detailed discussion of backup withholding, see Section 5—“Material U.S. Federal Income Tax Consequences.”

4.	Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Tenders of Shares made pursuant to the Offer may be withdrawn at any time until the Expiration Date and, unless Purchaser has accepted the Shares for payment pursuant to the Offer, may also be withdrawn at any time more than 60 days after the commencement of the Offer (i.e., after July 5, 2013). If Purchaser includes a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from that of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and, unless those Shares have been tendered by or for the account of an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date (or during the Subsequent Offering Period, if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” (except Shares may not be tendered or re-tendered using the procedures for guaranteed delivery during any Subsequent Offering Period).

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party to the fullest extent permitted by law. Purchaser reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. None of TransDigm, Purchaser, Aerosonic, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Consequences.

The following is a general summary of the material U.S. federal income tax consequences of the Offer and the Merger to stockholders of Aerosonic whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to stockholders who hold shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (i) persons that are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) brokers, dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (vii) stockholders subject to the alternative minimum tax; (viii) regulated investment companies; (ix) real estate investment trusts; (x) persons that own (or are deemed to own) 5% or more of the Shares; (xi) partnerships and other pass-through entities and persons who hold Shares through partnerships or other pass-through entities; (xii) persons that have a “functional currency” other than the U.S. dollar; (xiii) “controlled foreign corporations”; (xiv) “passive foreign investment companies”; (xv) tax-qualified retirement plans; and (xvi) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more U.S. persons has the authority to control all of the substantial decisions of the trust. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

The descriptions of U.S. federal income tax consequences set forth below are for general information only. All stockholders should consult their own tax advisors as to the particular tax consequences of participating in this Offer and the Merger in light of their particular circumstances, including the application of U.S. federal, state, local or foreign tax laws and possible changes in the laws.

Consequences of the Offer and the Merger to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, if you hold Shares as capital assets for U.S. federal income tax purposes, you will generally recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount you receive and your adjusted tax basis in the Shares. Gain or loss will generally be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for the Shares exceeds one year as of the time of payment for your Shares pursuant to the Offer or closing of the Merger, as applicable. Currently, long-term capital gains of non-corporate taxpayers are subject to a maximum U.S. federal income tax rate of 15%. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

For taxable years beginning after December 31, 2012, certain taxable U.S. holders who are individuals, trusts, or estates with adjusted gross income in excess of certain thresholds are subject to a 3.8% tax on all or a portion of “net investment income,” which includes gains recognized upon a disposition of stock. U.S. holders who are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to any gain recognized pursuant to the Merger.

Consequences of the Offer and the Merger to Non-U.S. Holders. Payments made to you as a Non-U.S. Holder with respect to the Shares that you exchange in the Offer or the Merger generally will be exempt from U.S. federal income tax, unless:

•

your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States), and in that event (i) you will be subject to U.S. federal income tax in the same manner as if you were a U.S. Holder (except that you should provide an IRS Form W-8ECI instead of a Substitute Form W-9) and (ii) if you are a corporation, you may also be subject to branch profits tax on that gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty) or

•

you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, and in that event you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares (net of certain losses recognized during that year).

Information Reporting and Backup Withholding. All payments to which you would be entitled pursuant to the Offer or the Merger will be subject to information reporting and backup withholding of U.S. federal income tax at a rate of 28%. Backup withholding may be avoided if you (i) are a corporation or an exempt recipient; or (ii) provide a taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the Substitute Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to your exempt foreign status in order to qualify as an exempt recipient.

If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your U.S. federal income tax liability, so long as the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. federal income tax return. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on NYSE MKT under the symbol “AIM.” The following table sets forth, for each of the periods indicated, the high and low sale prices per Share on the NYSE MKT, as reported in published financial sources:

	High	Low
Fiscal Year Ended January 31, 2012
First Quarter	$3.70	$2.60
Second Quarter	3.48	2.86
Third Quarter	3.45	2.25
Fourth Quarter	3.39	2.15
Fiscal Year Ended January 31, 2013
First Quarter	$3.40	$2.35
Second Quarter	4.21	3.17
Third Quarter	3.83	3.07
Fourth Quarter	3.90	2.65
Fiscal Year Ending January 31, 2014
First Quarter	$8.92	$3.56
Second Quarter (through May 6, 2013)	7.80	7.71

On April 19, 2013, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing price per Share reported on the NYSE MKT was $4.85. On May 6, 2013, the last full day of trading prior to the commencement of the Offer, the closing price per Share reported on the NYSE MKT was $7.73.

Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. The scope of the public market for Shares and the availability of quotations reported in the over-the-counter market depend upon the number of stockholders holding the Shares, the aggregate market value of the Shares remaining at that time, the interest of maintaining a market in the Shares on the part of any securities firms, and other factors.

NYSE MKT Listing. The Shares are listed on the NYSE MKT. Depending upon the number of Shares purchased pursuant to the Offer and the number of Aerosonic stockholders remaining thereafter, the Shares may no longer meet the requirements of the NYSE MKT for continued listing and may be delisted from the NYSE MKT. According to the NYSE MKT’s published guidelines, the NYSE MKT would consider delisting the Shares if, among other things, (i) the number of total public stockholders of Aerosonic falls below 300, (ii) the number of publicly held Shares (exclusive of holdings of officers, directors and controlling stockholders of Aerosonic and other family or concentrated holdings) falls below 200,000 or (iii) the aggregate market value of publicly held Shares falls below $1,000,000 for more than 90 consecutive days.

If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE MKT for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. If the NYSE MKT were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by that exchange or other sources. The extent of the public market and the availability of those quotations would depend, however, upon such factors as the number of stockholders or the aggregate market value of the Shares remaining at that time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. TransDigm and Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the consideration being offered in the Offer.

TransDigm and Purchaser intend, if the Shares are not delisted prior to the Merger, to delist the Shares from the NYSE MKT promptly following the consummation of the Merger.

Registration Under Exchange Act. The Shares are currently registered under the Exchange Act. This registration may be terminated upon application by Aerosonic to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. Termination of registration under the Exchange Act would reduce substantially the information required to be furnished by Aerosonic to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of Aerosonic and persons holding “restricted securities” of Aerosonic may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

We intend to seek to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, then TransDigm and Purchaser intend to terminate the registration of the Shares under the Exchange Act promptly following the consummation of the Merger.

Margin Regulations. The Shares are currently “margin securities,” as that term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect of, among other things, allowing brokers to extend credit on the collateral of those securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that following the Offer the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would no longer be usable as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning Aerosonic.

General. Aerosonic is a corporation incorporated in Delaware in 1968, with its principal executive offices located at 1212 North Hercules Avenue, Clearwater, Florida 33765. The telephone number for Aerosonic’s principal executive offices is (727) 461-3000. The following description of Aerosonic and its business is qualified in its entirety by reference to Aerosonic’s Annual Report on Form 10-K for the fiscal year ended January 31, 2013 and other publicly available documents and records on file with the SEC and other public sources. Aerosonic’s common stock is listed on the NYSE MKT under the symbol “AIM.” Aerosonic and its wholly-owned subsidiaries, Avionics Specialties, Inc. and OP Technologies, Inc. manufacture and sell aircraft instrumentation and sensors systems, including integrated cockpit displays, digital and mechanical standby displays, sensors and probes. Aerosonic’s customers include government and commercial users located worldwide. Aerosonic’s production facilities are located in Clearwater, Florida.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Aerosonic is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s

Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Aerosonic’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov).

A description of the reasons for the Aerosonic Board’s approval of the Offer and the Merger is set forth in Aerosonic’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Aerosonic’s stockholders together with this Offer to Purchase. Aerosonic stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

Although TransDigm and Purchaser have no knowledge that any such information is untrue, TransDigm and Purchaser take no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Aerosonic or any of its subsidiaries or affiliates or for any failure by Aerosonic to disclose any events that may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning TransDigm and Purchaser.

General. Purchaser is a Delaware corporation incorporated on April 2, 2013 with its principal executive offices at 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114. The telephone number of Purchaser’s principal executive office is (216) 706-2960. To date, Purchaser has not conducted any activities other than in connection with the organization of Purchaser, the negotiation and execution of the Merger Agreement and the consummation of the Transactions. Purchaser is an indirect wholly owned subsidiary of TransDigm.

TransDigm is a corporation incorporated in Delaware in 2003 to facilitate the acquisition of TransDigm Inc. TransDigm Inc. was formed in July 1993 in connection with the acquisition of certain businesses from IMO Industries Inc. TransDigm’s principal executive offices are located at 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114. The telephone number of TransDigm’s principal executive offices is (216) 706-2960. TransDigm’s common stock is listed on the NYSE under the symbol “TDG.” TransDigm, through its wholly-owned subsidiaries, is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, NiCad batteries and chargers, engineered latching and locking devices, rods and locking devices, engineered connectors and elastomers, cockpit security components and systems, specialized cockpit displays, aircraft audio systems, specialized lavatory components, seatbelts and safety restraints, engineered interior surfaces and lighting and control technology.

The name, business address, principal phone number, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of TransDigm and Purchaser and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of TransDigm, Purchaser or, after due inquiry and to the best knowledge and belief of TransDigm and Purchaser, any of the persons listed in Schedule I hereto or any associate or majority owned subsidiary of TransDigm, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Aerosonic; (ii) none of TransDigm, Purchaser and, after due inquiry and to the best knowledge and belief of TransDigm and Purchaser, any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) none of TransDigm, Purchaser or, after due inquiry and to the best knowledge and belief of TransDigm and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Aerosonic (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between TransDigm, Purchaser, their subsidiaries or, after due inquiry and to the best knowledge and belief of TransDigm and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Aerosonic or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between TransDigm, Purchaser, their subsidiaries or, after due inquiry and to the best knowledge and belief of TransDigm and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Aerosonic or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Except as described in this Offer to Purchase or in Schedule I to this Offer to Purchase, none of TransDigm, Purchaser or, after due inquiry and to the best knowledge and belief of TransDigm and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, TransDigm and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and the reports and other information that TransDigm files with the SEC pursuant to the Exchange Act, can be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the Schedule TO or such other reports or information filed by TransDigm may be obtained from that office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. TransDigm’s filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

10.	Source and Amount of Funds.

The Offer is not subject to any financing condition or contingency.

TransDigm, Purchaser’s parent company, will provide Purchaser with sufficient funds to consummate the Offer and the Merger. TransDigm intends to provide Purchaser with the necessary funds from cash on hand. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger, including payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, will be approximately $39.6 million.

Purchaser does not believe its financial condition is relevant to the decision of holders of Shares concerning whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition or contingency;

•	the Offer is for all outstanding Shares and is being made solely for cash;

•

in light of TransDigm’s financial capacity in relation to the amount of consideration payable in the Offer, Purchaser, through TransDigm, will have sufficient funds immediately available to purchase all Shares validly tendered in the Offer and not properly withdrawn; and

•	if Purchaser consummates the Offer, it expects to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

11.	Background of the Offer; Past Contacts or Negotiations with Aerosonic.

In late 2008, TransDigm made an offer to acquire Aerosonic, which the Aerosonic Board rejected. In light of the uncertainty surrounding Aerosonic’s business as a result of extensive damage caused by a fire at Aerosonic’s Clearwater, Florida facility, TransDigm management determined not to improve its offer and the discussions did not proceed further.

TransDigm acquired Harco Laboratories, Incorporated (“Harco”) in late 2011, which Aerosonic had contacted in 2010 regarding a potential acquisition by Aerosonic of Harco. The discussions did not proceed beyond this initial inquiry, but Harco and Aerosonic maintained a relationship following these contacts. In the late spring of 2012, Harco management informed TransDigm of its relationship with Aerosonic and recommended a meeting so that TransDigm and Aerosonic could explore the possibility of an acquisition of Aerosonic by TransDigm. TransDigm management then requested a meeting with Aerosonic.

The management team of Harco arranged for Bernt Iversen, TransDigm’s Executive Vice President—Mergers and Acquisitions and Business Development, to meet with Douglas J. Hillman, Aerosonic’s President and Chief Executive Officer and a Director, and P. Mark Perkins, Aerosonic’s Executive Vice President of Sales and Marketing and a Director, on July 9, 2012 at the Farnborough International Airshow and Trade Exhibition. At this meeting, Messrs. Iversen, Hillman and Perkins discussed various topics, including TransDigm’s interest in a potential acquisition of Aerosonic. Aerosonic’s management also discussed Aerosonic’s response to the 2008 fire that destroyed one of the buildings at its Clearwater, Florida facility, and how Aerosonic was able to recover, consolidate facilities and launch new lines of business in the wake of the fire.

Later in July 2012, TransDigm and Aerosonic negotiated a non-disclosure agreement, which was signed on August 1, 2012. This agreement restricted TransDigm’s use and disclosure of proprietary and other nonpublic information regarding Aerosonic, but did not contain a “standstill” provision or any provision providing exclusive transaction discussion rights to TransDigm.

On August 21, 2012, in response to a request made by Mr. Iversen at the Farnsborough meeting in July, Aerosonic sent a letter to TransDigm providing certain nonpublic information, including sales data. Based on the information included in the letter, TransDigm’s knowledge of the industry and publicly-available information about Aerosonic, TransDigm expressed an interest in continuing to explore a potential acquisition.

In September and October of 2012, Aerosonic management worked to compile information to provide to TransDigm and prepared for a meeting that would take place between TransDigm management and Aerosonic management in early November.

On November 6, 2012, TransDigm and Aerosonic signed a new non-disclosure agreement, which restricted TransDigm’s use and disclosure of confidential information regarding Aerosonic and also included a three-year “standstill” provision and provisions prohibiting TransDigm from soliciting Aerosonic employees.

On November 12, 2012, a meeting was held at Aerosonic’s headquarters in Clearwater, Florida. In attendance from TransDigm were Mr. Iversen, Jonathan Crandall, Director—Mergers & Acquisitions, Virgil Jules, Senior Corporate Development Analyst, Raymond Laubenthal, President and Chief Operating Officer, and Joseph Grote, General Manager of TransDigm’s CDA InterCorp LLC subsidiary. In attendance from Aerosonic, among others, were Mr. Perkins, Donald Russell, Aerosonic’s Lead Independent Director, and Kevin J. Purcell, Executive Vice President and Chief Financial Officer. This meeting included TransDigm’s management’s review of certain nonpublic information regarding Aerosonic, a tour of Aerosonic’s facilities and meetings with Aerosonic’s management and its Lead Independent Director. Mr. Russell expressed the views of the Aerosonic Board of Directors regarding the possibility of a sale transaction and the Board’s expectations in that regard.

In late November and early December, TransDigm requested, and Aerosonic provided, additional information in order to enable TransDigm to substantiate its understanding of Aerosonic’s business and to build a valuation model.

On December 14, 2012, TransDigm sent Aerosonic its initial indication of interest regarding potential terms of a transaction. This indication of interest, which was TransDigm’s first expression of its views as to the value of a potential acquisition, included a proposed purchase price based on enterprise value of $37.5 million, but did not include a per share price. The indication of interest was non-binding, and the acquisition proposal contained therein was subject to satisfactory completion of due diligence and the negotiation and execution of a definitive merger agreement.

In response to this indication of interest, Aerosonic management informed representatives of TransDigm that TransDigm would need to restate the indication of interest to include a proposed per share price before Aerosonic management would present the proposal to the Aerosonic Board. TransDigm considered this request premature, in light of Aerosonic’s fluctuating working capital levels and the impact they might have on a per share price, and declined to propose a per share price.

Following subsequent conversations with Aerosonic’s management and representatives of Aerosonic’s legal counsel, Hill Ward & Henderson, P.A. (“Hill Ward Henderson”), TransDigm submitted a revised indication of interest on December 20, 2012. This indication of interest stated that TransDigm would propose a per share price once it had a better understanding of Aerosonic’s cash and debt balances, as well as the treatment of Aerosonic’s outstanding stock options and warrants in the proposed transaction. In response to concerns raised by Aerosonic and its counsel, the revised indication of interest did not include certain proposed remedy provisions that had been included in the initial indication of interest.

The indication of interest included a proposed 60-day exclusivity period, during which Aerosonic would not engage in discussions with any other party. Although Aerosonic did not sign the indication of interest, the parties continued to explore a potential transaction. During the second half of December, the parties discussed and came to general agreement on a transaction structure that would include a two-step merger and a “go-shop” period enabling Aerosonic to solicit competing proposals, should they reach agreement on economic and other terms.

On December 26, 2012, TransDigm sent Aerosonic its initial due diligence request list. This list was supplemented on January 2, 2013.

On January 8, 2013, Aerosonic notified TransDigm that Aerosonic had engaged Bluestone Capital Partners (“Bluestone”) to assist its management in responding to TransDigm’s indication of interest. Aerosonic informed TransDigm that it had interviewed several investment banking firms and selected Bluestone based primarily on its exclusive concentration on the aerospace and defense industries. Aerosonic management expressed its belief that Bluestone’s expertise and experience would facilitate a thorough and efficient process for both parties.

The parties did not have significant contacts from this point until the end of January, as TransDigm awaited further responses to its due diligence requests.

On January 28, 2013, a second meeting was held at Aerosonic’s headquarters in Clearwater, Florida. All of the attendees from the November 2012 meeting were present, either in person or telephonically, and additionally Roger Jones, President of TransDigm’s AeroControlex Group subsidiary, and James Skulina, Executive Vice President, attended from TransDigm. Representatives of Grant Thornton LLP’s Transaction Advisory Services team attended telephonically on behalf of TransDigm. Representatives of Bluestone were also present. The purpose of this meeting was for Aerosonic management to “re-introduce” Aerosonic with the assistance of Bluestone, and to provide updated financial information based on views on Aerosonic’s fiscal year that would end on January 31st.

On January 31, 2013, TransDigm and its representatives were provided with access to a confidential website containing information about Aerosonic. Throughout the month of February, representatives of TransDigm conducted due diligence and reviewed the information that had been provided.

On February 5, 2013, Bluestone provided revised Aerosonic financial projections to TransDigm. These financial projections revised Aerosonic’s fiscal 2013 estimates and projections for fiscal 2014 through 2017. The revised estimates for fiscal 2013 reflected an approximately $550,000 decrease in EBITDA from the estimates provided to TransDigm in the fall of 2012.

On February 6, 2013, representatives of Hill Ward Henderson sent an initial draft of a merger agreement to representatives of Baker & Hostetler LLP (“Baker Hostetler”), legal counsel to TransDigm. Representatives of Baker Hostetler reviewed the draft merger agreement with TransDigm management over the following two weeks, and sent a revised draft merger agreement to Hill Ward Henderson on February 21, 2013.

Also on February 21, 2013, TransDigm management verbally conveyed to Bluestone a per share price calculation of $6.90, based on an enterprise value of $37.5 million.

On February 28, 2013, Bluestone sent TransDigm an assessment of TransDigm’s December 2012 indication of interest. This assessment stated that the proposal undervalued Aerosonic, and included supporting data. Over the next few days, TransDigm management negotiated price with representatives of Bluestone. On March 3, 2013, the parties agreed, subject to satisfactory completion of due diligence and the negotiation and execution of an acceptable merger agreement, to an enterprise valuation of $39 million and, after accounting for certain working capital and transaction expense adjustments, a per share price of $7.75.

On March 9, 2013, representatives of Hill Ward Henderson sent another revised draft of the merger agreement to representatives of Baker Hostetler. Representatives of Baker Hostetler reviewed the revised draft with TransDigm management and sent a revised draft to Hill Ward Henderson on March 15, 2013. At this point, the principal points of departure in the draft merger agreement related to the scope of certain of Aerosonic’s representations and warranties, the parameters of the “go shop” provision and the subsequent non-solicitation provisions and related termination rights, the circumstances under which a termination fee would become payable by Aerosonic, and the amount of any termination fee that would be payable during and after the go-shop period.

On March 13, 2013, Bluestone provided TransDigm with Aerosonic’s preliminary, unaudited financial results for fiscal 2013.

Following receipt of Baker Hostetler’s revised draft, on March 17, 2013, representatives of Hill Ward Henderson identified open issues with respect to the “go shop,” non-solicitation and related provisions, and proposed resolutions to these issues. The specific issues that Hill Ward Henderson identified included notice provisions, the definition of a “superior proposal,” termination rights and the circumstances in which a termination fee would be payable.

The parties had significantly different views at this juncture on the size of the termination fee that would be payable to TransDigm in certain circumstances. Aerosonic had initially proposed termination fees equal to 1.8% of equity value during the go-shop period (revised to 2.0% of equity value in the March 9th draft of the merger agreement) and 3.0% of equity value afterward. TransDigm had initially proposed termination fees of approximately 3.0% of enterprise value during the go-shop period and 5.0% of enterprise value afterward, and also proposed that it be reimbursed for transaction expenses if the termination fee became payable.

TransDigm and representatives of Baker Hostetler determined to defer further discussion of the issues identified by Hill Ward Henderson pending their receipt of information necessary to enable them to complete their due diligence.

On March 22, 2013, representatives of Hill Ward Henderson provided the initial draft of the merger agreement disclosure schedules for review by TransDigm and Baker Hostetler. TransDigm and representatives of Baker Hostetler reviewed these disclosure schedules and provided comments and additional due diligence requests on March 26, 2013 and March 29, 2013.

On the morning of March 28, 2013, representatives of Baker Hostetler informed representatives of Hill Ward Henderson of TransDigm’s latest proposal for the amount of the termination fee. The proposal was for $1.55 million plus transaction expenses up to a maximum of $0.7 million during the go-shop period (approximately 5.8% of enterprise value including expenses) and $1.95 million plus transaction expenses up to a maximum of $0.7 million thereafter (approximately 6.8% of enterprise value including expenses).

Later in the day on March 28, 2013, a representative of Bluestone provided Aerosonic’s counter-proposal of termination fees of $1.0 million during the go-shop period and $1.2 million thereafter.

Several further communications regarding the amount of any termination fee and the duration of the go-shop period ensued in early April between TransDigm’s and Aerosonic’s counsel and between Mr. Iversen and representatives of Bluestone. During these communications, TransDigm proposed a reduced go-shop period of 35 days if it agreed to termination fees lower than it had proposed on March 28th.

On April 2, 2013, representatives of Baker Hostetler and Hill Ward Henderson discussed by telephone their respective positions on the other open issues that had been identified by Hill Ward Henderson on March 17th. On April 3rd, representatives of Hill Ward Henderson distributed a revised draft merger agreement that reflected Aerosonic’s proposed resolutions of those issues.

On the morning of April 4, 2013, representatives of TransDigm, Aerosonic, Baker Hostetler, Hill Ward Henderson and Bluestone participated in a teleconference to discuss the status of open issues and the process for moving toward execution of a definitive agreement. As a result of these discussions, the parties came to agreement on termination fees of $1.2 million during the go-shop period (approximately 3.0% of enterprise value) and $1.5 million thereafter (approximately 3.7% of enterprise value) and a go-shop period of 40 days. The parties also came to agreement on certain issues related to the notice that is required to be provided by Aerosonic to TransDigm regarding alternative acquisition proposals, the definition of a “superior proposal,” certain actions of Aerosonic that would constitute a change in recommendation and the circumstances in which a termination fee would be payable.

On April 4, 2013, the executive committee of the Board of Directors of TransDigm approved the acquisition of Aerosonic and authorized TransDigm’s management to continue to negotiate, and enter into, a definitive merger agreement.

At the end of the first week of April, the parties were continuing to negotiate certain of Aerosonic’s representations and warranties (primarily related to environmental and tax matters), the covenant related to Aerosonic’s ability to incur indebtedness between the signing of the merger agreement and the closing of the transaction, and the merger agreement disclosure schedules. TransDigm was also working to finalize its due diligence on certain matters, primarily related to environmental matters, certain distribution relationships and severance benefits that could become payable following the transaction.

On April 8, 2013, representatives of TransDigm, Aerosonic, Baker Hostetler, Hill Ward Henderson and Bluestone participated in a teleconference to discuss the status of the open due diligence items and the plan for resolving those items. Due diligence on these remaining items, as well as the exchange of revised drafts of the disclosure schedules and comments thereon, continued during this week. On April 12, 2013, representatives of Baker Hostetler distributed a revised draft merger agreement.

On April 15, 2013, representatives of Hill Ward Henderson proposed revised language to address the open issue related to Aerosonic’s ability to incur indebtedness in the period between signing and the closing and a related issue with respect to Aerosonic’s ability to pay certain transaction expenses during this period. On the evening of April 17th, representatives of Baker Hostetler provided a counter-proposal on behalf of TransDigm. Representatives of Hill Ward Henderson distributed a revised draft merger agreement on the morning of April 18th, with the parties remaining in disagreement on these issues. In the afternoon of April 18th, representatives of TransDigm, Aerosonic, Baker Hostetler and Hill Ward Henderson participated in a teleconference to attempt to resolve these last issues and came to an agreement in principle. Later in the evening on April 18th and in the morning of April 19th, representatives of Baker Hostetler and Hill Ward Henderson finalized the merger agreement, and Baker Hostetler confirmed that the remaining due diligence items had been resolved to TransDigm’s satisfaction.

During the day on April 19, 2013, the parties worked to finalize the disclosure schedules. The merger agreement was executed on the evening of Friday, April 19th and announced before the market opened on Monday, April 22nd.

12.	The Merger Agreement; Other Agreements.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in this Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The Merger Agreement includes customary representations and warranties of Aerosonic, TransDigm and Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Aerosonic, TransDigm, or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Aerosonic’s or TransDigm’s public disclosures. Factual disclosures about Aeronsonic, TransDigm or their respective subsidiaries or affiliates contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement. The following summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 9—“Certain Information Concerning TransDigm and Purchaser.”

The Merger Agreement

On April 19, 2013, TransDigm and Purchaser entered into the Merger Agreement with Aerosonic as a means to acquire all of the outstanding Shares. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, TransDigm and Purchaser will consummate the Offer on the terms and subject to the conditions described in Section 15—“Certain Conditions of the Offer.”

Recommendation

The Aerosonic Board unanimously (i) determined and resolved that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of Aerosonic and its stockholders, (ii) approved the Merger Agreement and the Transactions, including the Offer and the Merger, and (iii) recommended that Aerosonic’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

A description of the reasons for the Aerosonic Board’s approval of the Offer and the Merger is set forth in Aerosonic’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Aerosonic’s stockholders together with this Offer to Purchase. Aerosonic stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

Aerosonic Board of Directors

Upon the acceptance for payment by Purchaser of Shares tendered pursuant to the Offer (the date of that acceptance, the “Acceptance Date”), subject to applicable law and the limitations described in the next paragraph, Purchaser will be entitled to designate such number of directors to the Aerosonic Board as is equal to the product, rounded up to the next whole number, of (i) the total number of directors on the Aerosonic Board (determined after giving effect to any new directors so designated) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by TransDigm, Purchaser and their affiliates (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding, and Aerosonic must, upon TransDigm’s request, take all actions reasonably necessary to cause Purchaser’s designees to be elected as directors (including increasing the size of the Aerosonic Board and seeking and accepting the resignations of incumbent directors).

Notwithstanding the foregoing, at least two of Aerosonic’s current independent directors (or their independent replacements in certain circumstances) will remain on the Aerosonic Board from the Acceptance Date until the consummation of the Merger. The approval of a majority of those continuing independent directors will be required to (i) amend or terminate the Merger Agreement on behalf of Aerosonic, (ii) extend the time for performance of any of TransDigm’s or Purchaser’s obligations under the Merger Agreement, (iii) waive compliance with any of the agreements of TransDigm or Purchaser or conditions contained in the Merger Agreement for the benefit of Aerosonic, (iv) amend Aerosonic’s certificate of incorporation or bylaws, (v) take any action that would prevent or materially delay the consummation of the Merger or (vi) make any other determination with respect to any action to be taken or not taken by Aerosonic or the Aerosonic Board relating to the Merger Agreement or the Transactions that would reasonably be expected to affect materially and adversely the rights of Aerosonic’s stockholders (other than TransDigm or Purchaser). The continuing independent directors will have the authority to retain counsel at the expense of Aerosonic and to institute any action on behalf of Aerosonic to enforce performance of the Merger Agreement.

Following the consummation of the Merger, the directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers Aerosonic.

Top-Up Option

The Merger Agreement provides that, subject to certain conditions, TransDigm and Purchaser have an irrevocable option (the “Top-Up Option”) to purchase from Aerosonic a number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the Shares that TransDigm and its subsidiaries (including Purchaser) own at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the Shares outstanding on a fully diluted basis, at an exercise price per Top-Up Share equal to the Offer Price. Purchaser may exercise the Top-Up Option only if the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares does not exceed the number of Shares authorized and unissued (other than Shares reserved for issuance pursuant to other outstanding options and warrants) or held in treasury by Aerosonic. TransDigm and Purchaser may exercise the Top-Up Option once, in whole and not in part, on or prior to the later of (i) 10 days after the Acceptance Date and (ii) the expiration of any Subsequent Offering Period. The Top-Up Option will terminate upon the earlier of (iii) the termination of the Merger Agreement and (iv) the consummation of the Merger. If the Top-Up Option is exercised, TransDigm and Purchaser must undertake to consummate the Merger promptly thereafter.

Conversion of Shares of Aerosonic Common Stock in the Merger

Pursuant to the Merger Agreement, each Share not tendered in the Offer and issued and outstanding immediately prior to the Effective Time (other than Shares owned by TransDigm, Purchaser, Aerosonic or any of their respective subsidiaries or held by Aerosonic stockholders who perfect appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the price per Share paid in the Offer, net to the shareholder in cash, without interest (the “Merger Consideration”), subject to applicable withholding tax.

Vote Required to Approve Merger

In general, under the DGCL, a merger of two Delaware corporations requires (i) the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and (ii) the adoption of the agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on the matter, unless otherwise provided for in that corporation’s certificate of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote of Aerosonic’s stockholders representing at least a majority of all outstanding shares of Aerosonic stock is required in order to adopt the Merger Agreement. The execution and delivery of the Merger Agreement and the consummation of the Offer and the other transactions contemplated by the Merger Agreement have been duly and validly approved by the boards of directors of TransDigm and Purchaser, respectively, and have been adopted and approved by the sole stockholder of Purchaser.

Under the DGCL, if TransDigm and Purchaser acquire, pursuant to the Offer, the exercise of the Top-Up Option or otherwise, at least 90% of the outstanding shares of Aerosonic’s common stock, TransDigm and Purchaser would be able to consummate the Merger promptly as a “short-form” merger without prior notice to, action by or a vote of the Aerosonic stockholders. Even if TransDigm and Purchaser do not own at least 90% of the outstanding shares of Aerosonic common stock following consummation of the Offer, TransDigm and Purchaser could seek to purchase additional shares of Aerosonic common stock in the open market, from Aerosonic or otherwise, in order to reach the 90% threshold. If we receive sufficient tenders in the Offer to enable us to exercise the Top-Up Option or otherwise acquire at least 90% of the outstanding Shares, we anticipate that the Merger would be effected as a “short-form” merger shortly following completion of the Offer.

If TransDigm and Purchaser do not effect a short-form merger pursuant to the DGCL, Aerosonic will hold a special meeting of its stockholders as promptly as practicable following the consummation of the Offer for the purpose of adopting and approving the Merger Agreement and the Merger. All of the Shares acquired pursuant to the Offer or otherwise owned by TransDigm or any of its subsidiaries (including Purchaser) will be voted in favor of adopting and approving the Merger Agreement and the Merger. Upon consummation of the Offer, TransDigm would have sufficient voting power to adopt the Merger Agreement without the affirmative vote or consent of any other stockholder of Aerosonic.

Effect on Aerosonic Options, Stock Awards and Warrants

Each option to acquire Shares granted by Aerosonic that is outstanding immediately prior to the Effective Time will become fully vested and cancelled and converted at the Effective Time into the right to receive from TransDigm and Aerosonic, as the surviving corporation, an amount in cash, without interest, equal to the product of (x) the aggregate number of Shares subject to such option, multiplied by (y) the excess, if any, of the per share Merger Consideration over the per share exercise price under that option, less all applicable deductions and withholdings required by law. If the exercise price per share of any option is equal to or greater than the Offer Price, that option will be canceled without any cash payment being made in respect thereof.

Each restricted stock award with respect to the Shares that is outstanding immediately prior to the Effective Time will become fully vested and cancelled and converted at the Effective Time into the right to receive from Parent and Aerosonic, as the surviving corporation, an amount in cash, without interest, equal to the product of (x) the aggregate number of Shares underlying that restricted stock award multiplied by (y) the per share Merger Consideration, less all applicable deductions and withholdings required by law to be withheld in respect of that payment.

Aerosonic has agreed to use commercially reasonable efforts to seek to have option and restricted stock holders execute cancellation agreements providing for the cancellation of those awards at the Acceptance Date in exchange for the consideration described above.

Aerosonic also has agreed to use commercially reasonable efforts to seek to have warrant holders enter into agreements obligating the holder to surrender his, her or its Warrants on the Acceptance Date in return for an amount in cash (subject to any applicable withholding or other taxes and without interest) equal to the product of (x) the total number of Shares subject to those warrants and (y) the excess, if any, of the Offer Price over the per share exercise price of the warrants.

Representations and Warranties

In the Merger Agreement, each of TransDigm and Aerosonic makes customary representations and warranties to the other party.

Aerosonic makes representations and warranties to TransDigm with respect to: organization and standing; subsidiaries; corporate authority; capitalization; conflicts and required consents and approvals; brokerage fees; SEC reports and financial statements; the information included in the offer documents; legal compliance; litigation; the absence of material adverse changes; taxes; intellectual property; real property; employee benefits; contracts; labor matters; the absence of undisclosed liabilities; permits; environmental matters; government contract matters; the opinion of its financial advisor; its board recommendation and the required vote for the Merger; takeover laws; insurance; product warranties and aviation industry regulations; customers and suppliers; and affiliate transactions.

TransDigm makes representations and warranties to Aerosonic with respect to: organization and standing; corporate authority; conflicts and required consents and approvals; financing; ownership of Purchaser; the information included in the Offer documents; litigation with respect to the Transactions; and ownership of Shares.

Consents and Approvals

Each of TransDigm and Aerosonic has agreed to use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the Transactions.

In addition, TransDigm and Aerosonic have agreed that, in the event of any action or proceeding or applicable law that would delay, prevent or make unlawful the consummation of the Transactions, each of TransDigm and Aerosonic will use its reasonable best efforts to resist or otherwise remove or reverse that action or law so as to permit consummation of the Transactions. However, in no event will TransDigm or any of its affiliates be required to divest or license any of its assets or agree to any restrictions on its operations. Subject to applicable law, each of TransDigm and Aerosonic has agreed to keep the other reasonably informed of, and cooperate with respect to, any litigation or actions by governmental authorities related to the Agreement or the Transactions.

Conduct of the Business of Aerosonic Pending the Offer and the Merger

The Merger Agreement provides that, from the date of the Merger Agreement until the Effective Time, Aerosonic will conduct its business in the ordinary course and use reasonable best efforts to maintain and preserve its business organization and its material rights and franchises and to retain its officers and key employees and maintain relationships with customers, suppliers and other third parties.

In addition, Aerosonic has agreed that during the same time period, neither it nor any of its subsidiaries will take (or agree to take) certain specified actions without TransDigm’s written consent (which may not be unreasonably withheld). These specified actions relate to, among other things, (i) changes in its capitalization, corporate structure and organizational documents, (ii) significant corporate events such as mergers, consolidations, liquidation or dissolution, (iii) dispositions or acquisitions of assets, (iv) incurring indebtedness and lending, (v) employment plans and arrangements and compensation and severance matters, (vi) changes in accounting methods or asset write-downs or write-ups, (vii) capital expenditures, (viii) taking certain actions with respect to material contracts, permits and insurance policies, and (ix) the initiation or settlement of certain litigation. These specified actions are subject to various exceptions, and certain actions may be permitted if they are conducted in the ordinary course of business consistent with past practice or the dollar amounts involved in the actions fall below thresholds established in the Merger Agreement.

Financing

The Offer is not subject to any financing condition or contingency.

TransDigm will provide Purchaser with sufficient funds to consummate the Offer and the Merger. TransDigm intends to provide Purchaser with the necessary funds from cash on hand. TransDigm estimates that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger, including payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, will be approximately $39.6 million.

Indemnification and Directors’ and Officers’ Insurance

From and after the consummation of the Merger, TransDigm will cause Aerosonic, as the surviving corporation, to fulfill and honor in all respects, for a period of six years, its obligations pursuant to existing indemnification agreements with current or past directors and executive officers and pursuant to the indemnification provisions of its certificate of incorporation and bylaws as currently in effect. In addition, during that time period, the certificate of incorporation and bylaws of Aerosonic, as the surviving corporation, must contain provisions with respect to exculpation and indemnification no less favorable than those contained in the certificate of incorporation and bylaws as currently in effect.

From and after the consummation of the Merger, TransDigm also will cause Aerosonic, as the surviving corporation, to maintain, for a period of six years, Aerosonic’s existing directors’ and officers’ insurance and indemnification policy that provides coverage for the benefit of current or past directors and officers of Aerosonic with respect to events occurring at or prior to the consummation of the Merger, or a substitute policy that is no less favorable to such directors and officers than the existing policy. However, TransDigm will not be required to cause Aerosonic to pay any annual premium in excess of 200% of the current annual premium paid by Aerosonic for that insurance as of the date of the Merger Agreement.

Acquisition Proposals

The Merger Agreement provides that, from and after the date of the Merger Agreement until May 29, 2013 (the “Solicitation Period End Date”), Aerosonic and its representatives may, directly or indirectly, (i) solicit, initiate or encourage any inquiry with respect to, or the submission or making of, any Acquisition Proposal (as defined below) and (ii) participate in any discussions or negotiations regarding, or furnish to any person information with respect to, any Acquisition Proposal (so long as that person has executed an acceptable confidentiality agreement and Aerosonic promptly provides TransDigm with any material nonpublic information provided to that person). After the Solicitation Period End Date, Aerosonic must promptly notify TransDigm of any Acquisition Proposal or any inquiry that could reasonably be expected to lead to an Acquisition Proposal and the material terms and conditions thereof and thereafter keep TransDigm reasonably informed of the status and terms of any such Acquisition Proposal. Notwithstanding the other non-solicitation obligations under the Merger Agreement described below, Aerosonic may continue to engage in the activities described in clause (i) and/or (ii) of this paragraph before the Solicitation Period End Date and with respect to each Excluded Party (as defined below) on and after the Solicitation Period End Date until the Acceptance Time.

Except as described above with respect to Excluded Parties, the Merger Agreement provides that, subject to limited exceptions, after the Solicitation Period End Date, Aerosonic will not, and will direct its representatives not to, directly or indirectly:

(i) solicit, initiate, knowingly facilitate or encourage any inquiry with respect to, or the submission or making of, any Acquisition Proposal;

(ii) participate in any negotiations regarding any Acquisition Proposal or furnish any information to or engage in any discussions with any person who has made or is considering making any Acquisition Proposal;

(iii) enter into any letter of intent or agreement regarding any Acquisition Proposal; or

(iv) otherwise cooperate with or encourage any person with respect to any Acquisition Proposal.

The Merger Agreement provides that, notwithstanding the foregoing, if on or after the Solicitation Period End Date and prior to the Acceptance Time, (i) Aerosonic receives an unsolicited Acquisition Proposal that constitutes, or the Aerosonic Board determines in good faith (after consultation with its financial advisors and outside legal counsel) would reasonably be expected to result in, a Superior Proposal (as defined below), (ii) the Aerosonic Board determines in good faith (after consultation with its outside legal counsel) that the failure to take the actions described in clauses (a) and (b) below would be inconsistent with the Aerosonic Board’s fiduciary duties under applicable law, and (iii) the Acquisition Proposal has not resulted from Aerosonic breaching its non-solicitation obligations under the Merger Agreement, Aerosonic will, following written notice to TransDigm of such a determination be permitted to:

(a) furnish nonpublic information to the person making such the Acquisition Proposal (provided that any such person has executed an acceptable confidentiality agreement and Aerosonic promptly provides TransDigm with any material nonpublic information provided to that person); and

(b) engage in discussions or negotiations with that person with respect to that Acquisition Proposal.

Prior to the Acceptance Time, in response to the receipt of a Superior Proposal that has not resulted from a breach of Aerosonic’s non-solicitation obligations under the Merger Agreement, the Aerosonic Board may (i) make a Change in Recommendation (as defined below) if it determines in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable law, (ii) approve or recommend the Superior Proposal and/or (iii) terminate the Merger Agreement to enter into a definitive agreement with respect to the Superior Proposal. However, before taking any of the actions described in clause (i), (ii) or (iii) of the immediately preceding sentence, Aerosonic must provide TransDigm with at least 72 hours advance notice and negotiate with TransDigm in good faith to adjust the terms of the Merger Agreement in a manner that would permit the Aerosonic Board to not make a Change in Recommendation or would cause the Acquisition Proposal to no longer be a Superior Proposal. If TransDigm makes a written offer to amend the Merger Agreement in this situation, before taking any of the foregoing actions, the Aerosonic Board must consider the offer in good faith and must have determined, after consultation with its financial advisor and outside legal counsel, that the Superior Proposal continues to be a Superior Proposal. In the case of any amendment to a Superior Proposal, Aerosonic must provide TransDigm the same advance notice and opportunity to negotiate, except that the notice period will be reduced to 48 hours.

The Aerosonic Board may make a Change in Recommendation in response to an Intervening Event (as defined below), if it has concluded in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law. Before making such a Change in Recommendation, Aerosonic must provide TransDigm with 48 hours advance notice.

Except as described in the immediately preceding two paragraphs, the Aerosonic Board is prohibited from making a Change in Recommendation.

The Merger Agreement defines the term “Change in Recommendation” as the Aerosonic Board taking any of the following actions: (i) withdrawing, modifying, amending or qualifying, or proposing publicly to withdraw, modify, amend or qualify in a manner adverse to TransDigm or Merger Sub, its recommendation that Aerosonic’s stockholders tender their Shares pursuant to the Offer, and, to the extent required by applicable law, adopt and approve the Merger Agreement and the Merger (the “Board Recommendation”); (ii) approving, adopting or recommending any Acquisition Proposal or entering into any agreement (other than an acceptable confidentiality agreement) with respect thereto; (iii) exempting any person from the restrictions contained in any state takeover or similar laws; or (iv) failing to include the Board Recommendation in the Schedule 14D-9 or to permit TransDigm to include the Board Recommendation in the Offer documents.

The Merger Agreement defines the term “Acquisition Proposal” as any proposal, offer or indication of interest made by any person or group of persons (other than TransDigm, Merger Sub or an affiliate thereof), including any proposal, offer or indication of interest to the Aerosonic stockholders, relating to, or that would reasonably be expected to lead to, in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange for 25% (in number or voting power) of any class of equity securities of Aerosonic, business combination, recapitalization, liquidation, dissolution or other similar transaction (including any so-called merger-of-equals and whether or not Aerosonic is the entity surviving any such transaction) involving Aerosonic or any of its subsidiaries; (ii) any sale, lease, license, exchange, transfer or other disposition of assets (including equity securities of any subsidiary) or businesses that constitute 25% or more of the revenues, net income or assets of Aerosonic and its subsidiaries, taken as a whole; (iii) any sale, issuance, exchange, transfer or other disposition in which Aerosonic or any of its subsidiaries participates and which results in any person beneficially owning more than 25% (in number or voting power) of any class of equity securities or other capital stock of Aerosonic or of any of its subsidiaries; or (iv) any transaction, including a tender offer or exchange offer, that, if consummated, would result in any person, together with all affiliates thereof, beneficially owning more than 25% (in number or voting power) of any outstanding class of equity securities or other capital stock of Aerosonic or of any of its subsidiaries.

The Merger Agreement defines the term “Excluded Party” as any person or group of related persons from whom Aerosonic receives, prior to the Solicitation Period End Date, a written Acquisition Proposal that the Aerosonic Board reasonably determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor and on or prior to the Solicitation Period End Date, is bona fide and would reasonably be expected to result in a Superior Proposal, but any such person or group of related persons will cease to be an “Excluded Party” if that person or group of related persons ceases to be engaged in active discussions with the Company concerning that Acquisition Proposal or if that person or group of related persons ceases to represent at least 50% of the equity financing of the group of persons continuing to engage in active discussions with Aerosonic concerning that Acquisition Proposal.

The Merger Agreement defines the term “Intervening Event” as a material event or circumstance relating to the business, results of operations, assets or financial condition of Aerosonic or its subsidiaries that is unknown to and not reasonably foreseeable by the Aerosonic Board as of the date of the Merger Agreement and that occurs or arises after the date of the Merger Agreement and becomes known to the Aerosonic Board prior to the Acceptance Date, but in no event will the receipt, existence or terms of an Acquisition Proposal or any inquiry relating thereto or to the consequences thereof constitute an Intervening Event.

The Merger Agreement defines the term “Superior Proposal” as an Acquisition Proposal (except that for purposes of the definition of Superior Proposal references to “25%” are deemed to be references to “50%”) that the Aerosonic Board (i) determines in its good faith, after consultation with the Company’s outside legal counsel and financial advisor, to be more favorable to the Aerosonic stockholders from a financial point of view than the Offer and Merger, taking into account all relevant factors (including, among other things, expected timing, risk of consummation, all terms and conditions, and any proposed changes to the Merger Agreement that may be proposed by TransDigm in a binding written offer in response to that Acquisition Proposal).

Conditions of the Merger

The respective obligations of each of TransDigm, Purchaser and Aerosonic to effect the Merger are subject to the prior satisfaction or waiver by that party at or prior to the consummation of the Merger of the following conditions:

(i) Stockholder Approval. To the extent required by applicable law, the Merger Agreement and the Merger have been adopted and approved by the holders of a majority of the outstanding Shares in accordance with applicable law and Aerosonic’s certificate of incorporation and bylaws.

(ii) Tender Acceptance. Purchaser has accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

(iii) No Injunctions or Restraints. No governmental authority has enacted or enforced any applicable law or order that makes illegal or otherwise prohibits the consummation of the Merger.

Termination

The Merger Agreement provides that it may be terminated at any time prior to the Effective Time under the following circumstances:

(i) by mutual written consent of TransDigm and Aerosonic;

(ii) by either TransDigm or Aerosonic:

(a) if any applicable law makes the consummation of the Offer or Merger illegal or otherwise permanently prohibited, or if any final and non-appealable judgment or order of a governmental authority permanently enjoins the consummation of the Offer or Merger, but this right to terminate the Merger Agreement is not available to (x) any party that has not used its reasonable best efforts to remove that judgment or order or (y) any party whose breach of the Merger Agreement has been the cause of or resulted in the issuance or entry of the applicable law or judgment or order;

(b) if (x) the Acceptance Date has not occurred by July 8, 2013 or (y) the Offer is terminated or withdrawn pursuant to its terms without any Shares being accepted and purchased, but this right to terminate the Merger Agreement is not available to any party whose breach of the Merger Agreement has been the cause of or resulted in the failure of the Acceptance Date to so occur or such termination or withdrawal;

(c) if, at the meeting of Aerosonic stockholders to approve and adopt the Merger Agreement and the Merger (including any adjournment or postponement thereof), the approval of the majority of the outstanding Shares is not obtained, but this right to terminate the Merger Agreement is not available to any party whose breach of the Merger Agreement has been the cause of or resulted in the failure to obtain that stockholder approval; or

(d) if, prior to the Acceptance Date, the terminating party is not in material breach of the Merger Agreement and there has been a material breach by the other party that is not cured within 30 days after notice thereof.

(iii) by TransDigm if the Aerosonic Board makes a Change in Recommendation (or fails to reaffirm the Company Board Recommendation within ten business days after an Acquisition Proposal is made public and Parent requests such a reaffirmation in writing) or materially breaches its non-solicitation obligations under the Merger Agreement; or

(iv) by Aerosonic, prior to the Acceptance Time, in order to enter into a definitive agreement with respect to a Superior Proposal in compliance with the procedures established in the Merger Agreement.

Expenses

Notwithstanding any valid termination, Aerosonic must pay to TransDigm an amount equal to $1.5 million (subject to reduction as described below) if:

(i) (a) the Merger Agreement is terminated by TransDigm or Aerosonic because the Offer is not consummated by July 8, 2013 or because the Offer has been terminated or withdrawn without any Shares being accepted for purchase, (b) prior to the time of that termination, an Acquisition Proposal is made public and the Acquisition Proposal is not withdrawn prior to the date of the termination, (c) TransDigm is not in material breach of the Merger Agreement at the time of the termination and (d) within 12 months after the termination, Aerosonic consummates or reaches a definitive agreement with respect to any Acquisition Proposal;

(ii) the Merger Agreement is terminated (a) by TransDigm as a result of the Aerosonic Board effecting a Change in Recommendation or Aerosonic materially breaching its non-solicitation obligations or (b) by Aerosonic in order to enter into a definitive agreement with respect to a Superior Proposal, but if Aerosonic so terminates the Merger Agreement prior to the Solicitation Period End Date (or after the Solicitation Period End Date only to enter into a definitive agreement with an Excluded Party), then the amount that Aerosonic must pay to TransDigm will be reduced to $1.2 million; or

(iii) (a) the Merger Agreement is terminated by TransDigm because of Aerosonic’s material breach of the Merger Agreement, (b) prior to the time of that termination, an Acquisition Proposal is made public and that Acquisition Proposal is not withdrawn prior to the date of the termination, (c) TransDigm is not in material breach of the Merger Agreement at the time of the termination and (d) within 12 months after the termination, Aerosonic consummates or reaches a definitive agreement with respect to any Acquisition Proposal.

Governing Law.

The Merger Agreement is governed by the laws of the State of Delaware.

Amendments to the Merger Agreement

The Merger Agreement may be amended by the parties, except that, after adoption of the Merger Agreement by Aerosonic stockholders, the parties may not amend any provision of the Merger Agreement if the amendment would require further approval of the Aerosonic stockholders under applicable law, unless that approval is obtained.

Third Party Beneficiaries

The Merger Agreement is not intended to confer upon any person other than TransDigm, Purchaser and Aerosonic benefits or remedies, other than the rights of certain Aerosonic directors and executive officers to indemnification and insurance as described above.

Enforcement

TransDigm, Purchaser and Aerosonic have agreed that irreparable damage would occur if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties are entitled to injunctive relief to prevent breaches of the Merger Agreement and to enforce specifically its terms. Notwithstanding the foregoing, if a termination fee is paid by Aerosonic to TransDigm as described above, receipt of that fee will be the exclusive remedy available to TransDigm.

Non-Disclosure Agreements

On August 1, 2012, Aerosonic and TransDigm entered into a non-disclosure agreement restricting TransDigm’s use and disclosure of Aerosonic’s proprietary and nonpublic information. In November 2012, Aerosonic and TransDigm entered into a new non-disclosure agreement restricting TransDigm’s use and disclosure of confidential information it obtained in connection with its evaluation of a potential transaction with Aerosonic. This new non-disclosure agreement also included a three-year “standstill” provision and provisions related to the non-solicitation of Aerosonic employees.

The foregoing description of the non-disclosure agreements does not purport to be complete and is qualified in its entirety by reference to the non-disclosure agreements, which have been included as Exhibits (d)(2) and (3) to the Schedule TO and are incorporated herein by reference.

13.	Purpose of the Offer and Plans for Aerosonic; Statutory Requirements; Appraisal Rights.

Purpose of the Offer and Plans for Aerosonic. The purpose of the Offer is for TransDigm to acquire control of Aerosonic and ultimately all of the outstanding Shares. The Offer, as the first step in the acquisition of Aerosonic, is intended to facilitate the acquisition of Aerosonic as promptly as practicable. TransDigm intends to consummate the Merger as soon as practicable after completion of the Offer and upon the terms and conditions set forth in the Merger Agreement. The purpose of the Merger is to acquire all of the issued and outstanding Shares not tendered pursuant to the Offer. Pursuant to the Merger Agreement, each remaining issued and outstanding Share (other than Shares owned by TransDigm, Purchaser, Aerosonic or any of their respective subsidiaries or held by Aerosonic stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the Merger Consideration, payable in cash, without interest and less any required withholding taxes.

If we acquire Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to our equity ownership in Aerosonic, we may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms as we determine, which may be different from the consideration paid in the Offer. If we receive tenders in the Offer of at least 90% of the outstanding Shares on a fully diluted basis, or sufficient tenders to enable us to exercise the Top-Up Option, we anticipate that the Merger would be completed shortly following completion of the Offer.

In accordance with the Merger Agreement, as soon as practicable after consummation of the Offer, we intend to designate to the Aerosonic Board a number of directors such that our designees’ representation on the Aerosonic Board is proportionate to the percentage of the aggregate outstanding Shares we beneficially own following the consummation of the Offer, and Aerosonic has agreed to take all actions reasonably necessary to elect our designees as directors. However, at least two of Aerosonic’s current independent directors (or their independent replacements) will remain on the Aerosonic Board following the consummation of the Offer. Upon the consummation of the Merger, we intend to replace the remaining Aerosonic independent directors with our designees for directors.

If the Shares are not delisted prior to the Merger, we intend to cause the delisting of the Shares by the NYSE MKT promptly following consummation of the Merger. We intend to seek to cause Aerosonic to terminate registration of the Shares under the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration, including the delisting of the Shares, are met. See Section 7—“Certain Effects of the Offer.”

Except as described above or elsewhere in this Offer to Purchase, Purchaser has no present plans or proposals that would relate to or would result in: (i) any extraordinary transaction (such as a merger, reorganization or liquidation) involving Aerosonic or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of Aerosonic or any of its subsidiaries, (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Aerosonic, (iv) any change in the present Aerosonic Board or management, (v) any other material change in Aerosonic’s corporate structure or business, (vi) any class of equity securities of Aerosonic being delisted from a national securities exchange or (vii) any class of equity securities of Aerosonic becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act.

Statutory Requirements. In general, under the DGCL, a merger of two Delaware corporations requires (i) the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and (ii) the adoption of that agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on the matter, unless otherwise provided for in that corporation’s certificate of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote or written consent of Aerosonic’s stockholders representing at least a majority of all outstanding Shares is required in order to adopt the Merger Agreement. Assuming that the Minimum Tender Condition is satisfied, upon consummation of the Offer, TransDigm would have sufficient voting power to adopt the Merger Agreement promptly following the consummation of the Offer without the affirmative vote or consent of any other stockholder of Aerosonic.

Under the DGCL, if we acquire, pursuant to the Offer, the exercise of the Top-Up Option or otherwise, at least 90% of the outstanding Shares on a fully diluted basis, we would be able to consummate the Merger promptly as a “short-form” merger without prior notice to, action by or a vote of the Aerosonic stockholders. Even if we do not own 90% of the outstanding Shares following consummation of the Offer, we could seek to purchase additional Shares in the open market in order to reach the 90% threshold.

The exact timing and details of the Merger will necessarily depend upon a variety of factors, including the number of Shares TransDigm acquires pursuant to the Offer and the satisfaction of the conditions to the Merger set forth in the Merger Agreement.

Appraisal Rights. No appraisal rights are available to Aerosonic stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of Aerosonic who has not tendered his, her or its Shares in the Offer or voted in favor of the Merger or consented thereto in writing and who has continued to hold his, her or its Shares at the time of the consummation of the Merger and otherwise complied with the applicable statutory procedures under Section 262 of the DGCL will be entitled to a judicial determination of the fair value of his, her or its Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of that fair value in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL. Any such judicial determination of fair value would be based upon all relevant factors. The value so determined could be more or less than, or the same as, the Offer Price. The Merger Agreement also provides that any dilutive impact on the value of Shares as a result of the issuance of the Top-Up Shares and the consideration for the Top-Up Shares, as described above, will not be taken into account in any determination of the fair value of any Shares held by stockholders validly exercising their appraisal rights under Section 262 of the DGCL. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

If any Aerosonic stockholder who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses his, her or its right to appraisal and payment under the DGCL, that holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with the Merger Agreement. An Aerosonic stockholder may withdraw his, her or its demand for appraisal by delivery to Purchaser of a written withdrawal of his, her or its demand for appraisal within 60 days after the Effective Time or subsequently with the written approval of the surviving corporation. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of those rights.

THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR THE PERFECTION OF APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE THOSE STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, except with the prior written consent of TransDigm or as specifically contemplated or permitted by the Merger Agreement, Aerosonic will not adjust, split, combine or reclassify its capital stock, will not make, declare or pay any dividend, and will not make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock.

If, on or after the date of this Offer to Purchase, the outstanding Shares are changed into a different number of Shares by reason of any stock split, division, subdivision, stock dividend, reverse stock split, consolidation, reclassification, recapitalization or similar transaction, the Offer Price will be adjusted to the extent appropriate.

15.	Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer or Merger Agreement, neither TransDigm nor Purchaser will be required to accept for purchase or, subject to any applicable rules and regulations of the SEC, pay for, and TransDigm and Purchaser may delay the acceptance for payment of, any Shares tendered pursuant to the Offer if the following conditions have not been satisfied:

(i) Minimum Tender Condition. Aerosonic stockholders have validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that, together with the Shares then owned by TransDigm and its subsidiaries (including Purchaser), represents at least a majority of the then outstanding Shares on a fully diluted basis (the “Minimum Tender Condition”).

(ii) Other Conditions. None of the following conditions exists immediately before the expiration of the Offer:

(a) there is pending any governmental action seeking to make illegal, materially delay, or otherwise restrain or prohibit the making of the Offer or the consummation of the Offer or the Merger.

(b) any governmental authority or court has taken any final and non-appealable action permanently restraining, enjoining or otherwise prohibiting or preventing the Offer, the Merger or the Transactions.

(c) any governmental action is taken or law is enacted after the date of the Merger Agreement that is reasonably likely to result in the consequences described in the preceding clause (a) or (b).

(d) since the date of the Merger Agreement, any change, event or occurrence has occurred that has had or would be reasonably expected to have a Material Adverse Effect (as defined below).

(e) any representation or warranty of Aerosonic set forth in the first sentence of Section 5.1 (Organization and Standing) or in Section 5.2 (Subsidiaries), 5.3 (Corporate Power and Authority), 5.4 (Capitalization of the Company), 5.6 (Brokerage and Other Fees), 5.11(i) (No Material Adverse Change; Ordinary Course Operations), 5.23 (Opinion of Financial Advisor), 5.24 (Board Recommendation; Required Vote) or 5.25 (Takeover Laws) of the Merger Agreement is not true and correct in all material respects; or any other representation and warranty of Aerosonic set forth in the Merger Agreement is not true and correct in all respects (except that representations and warranties that by their terms speak as of a specific date or time need only be true and correct as of that date or time), unless the failure of those representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) has not, individually or in the aggregate, had a Material Adverse Effect.

(f) Aerosonic has breached in any material respect any covenant, obligation or agreement to be performed prior to the Acceptance Date and that breach has not been cured.

(g) Aerosonic has not furnished TransDigm with a certificate dated as of the Acceptance Date signed on its behalf by its Chief Executive Officer or another officer serving in such capacity to the effect that, to his knowledge, the conditions set forth in the preceding clauses (e) and (f) have not occurred.

(h) the Aerosonic Board has made a Change in Recommendation.

(i) The Merger Agreement has been terminated in accordance with its terms.

(j) Purchaser and Aerosonic have agreed that Purchaser will terminate the Offer or delay the acceptance of Shares thereunder.

The foregoing conditions are for the sole benefit of Purchaser and TransDigm and, subject to the Merger Agreement and rules and regulations of the SEC, may be asserted by Purchaser or TransDigm regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or TransDigm in whole or in part at any time and from time to time in their sole discretion, but nothing in the Merger Agreement will relieve any party from any obligation or liability that party has under the Merger Agreement and the Minimum Tender Condition may not be waived.

As used in the Merger Agreement, a “Material Adverse Effect” will be deemed to occur if any event, change or effect, individually or in the aggregate, has occurred that has or would be reasonably expected to have a material adverse effect on the business, results of operations or financial condition of Aerosonic and its subsidiaries taken as a whole, but a Material Adverse Effect does not include (either alone or in combination) any change in or effect upon Aerosonic directly or indirectly arising out of or attributable to: (i) conditions generally affecting the industry in which Aerosonic operates, or the U.S. economy as a whole or in any location where Aerosonic has material operations; (ii) general economic conditions (or changes after April 19, 2013 in those conditions in the U.S.); (iii) conditions generally affecting the securities markets, credit markets, currency markets or other financial markets in the U.S. or any other country in the world in which Aerosonic conducts material operations or has material sales or supplier relationships; (iv) political conditions in the U.S. or any other country in the world in which Aerosonic conducts material operations, or acts of war, sabotage, or terrorism; (v) the announcement or pendency of the Merger Agreement and the Transactions, including to the extent arising therefrom, (A) the termination of (or the failure to renew or enter into) contracts with actual or potential customers, suppliers, or disruption in the relationship of Aerosonic with any of its customers, suppliers, distributors, venture partners, or other business partners, or (B) the loss or departure of any officer or employees of Aerosonic; (vi) the taking of any action expressly approved or consented to by TransDigm in writing; (vii) the failure to take any action specifically prohibited by the Merger Agreement; (viii) any change in accounting requirements or principles or any change in applicable laws, or the interpretation of them; (ix) changes in the

Share price or the trading volume of the Shares (but not, in each case, the underlying cause, unless the underlying cause was excepted by this definition); (x) failure by Aerosonic to meet internal projections or forecasts, or published revenue or earnings predictions (but not, in each case, the underlying cause, unless the underlying cause was excepted by this definition); (xi) any actions or claims made or brought by any of the current or former Aerosonic stockholders (or on their behalf or on behalf of Aerosonic, but in any event only in their capacities as current or former stockholders) arising out of the Merger Agreement or the Merger; or (xii) the payment of any amounts due to, or the provision of any other benefits to, any officers or employees under employment contracts, non-competition agreements, employee benefit plans, severance arrangements or other arrangements disclosed to TransDigm; but any event, change or effect referred to in clause (i), (ii), (iii) or (iv) will be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably expected to occur to the extent that the event, change or effect has a disproportionate effect on Aerosonic and its subsidiaries, taken as a whole, compared to other participants in the industries in which Aerosonic and its subsidiaries conduct their businesses.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on its examination of publicly available information filed by Aerosonic with the SEC and other available information concerning Aerosonic, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Aerosonic’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or TransDigm as contemplated herein. Should any such approval or other action be required or desirable, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” that approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if necessary approvals were not obtained or those other actions were not taken, adverse consequences might not result to Aerosonic’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Certain Conditions of the Offer.”

State Takeover Statutes. A number of states (including Delaware, in which Aerosonic is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, those states. Aerosonic, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser is not aware of any of these laws that will, by their terms, apply to the Offer or the Merger, and Purchaser has not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, Purchaser believes that there are reasonable bases for contesting such laws. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In 1988, a U.S. Federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Aerosonic, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of the applicable statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Certain Conditions of the Offer.”

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder.

Aerosonic has represented to TransDigm and Purchaser that the Aerosonic Board has taken all action necessary to exempt the Offer, the Merger, the Top-Up Option and the Transactions from applicable state or federal anti-takeover regulation (including Section 203 of the DGCL).

United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. We do not believe the Offer or the Merger to be subject to these requirements.

At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Aerosonic or its subsidiaries or TransDigm or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, regarding the result thereof.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as that paid in the Offer.

Litigation. Purchaser is not aware of any pending legal proceeding relating to the Offer.

The foregoing discussion of certain provisions of the DGCL and the Exchange Act is not a complete description of the DGCL or the Exchange Act or of those provisions thereof and is qualified in its entirety by reference to the DGCL and the Exchange Act.

17.	Fees and Expenses.

TransDigm has retained Georgeson Inc. as Information Agent in connection with the Offer, for which services Georgeson Inc. will receive customary compensation. The Information Agent may contact holders of Aerosonic common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward material relating to the Offer to beneficial owners of Shares. TransDigm will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. TransDigm has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer.

In addition, TransDigm has retained American Stock Transfer & Trust Company as the Depositary in connection with the Offer. TransDigm will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, neither TransDigm nor Purchaser will pay any commissions or fees to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. TransDigm or Purchaser will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is being made solely by this Offer to Purchase and the accompanying Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares, except holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of that jurisdiction. In those jurisdictions in which applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of those jurisdictions to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of TransDigm or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, that information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee will be deemed to be the agent of TransDigm, Purchaser, the Depositary or the Information Agent for purposes of the Offer.

TransDigm and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Aerosonic has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Aerosonic Board with respect to the Offer and the reasons for that recommendation and furnishing certain additional related information. A copy of those documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8 —“Certain Information Concerning Aerosonic” above.

BUCCANEER ACQUISITION SUB INC.

May 7, 2013

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

TRANSDIGM AND PURCHASER

1. Directors and Executive Officers of TransDigm. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of TransDigm are set forth below. The business address and telephone number of each director and officer are care of TransDigm, 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114 and (216) 706-2960, respectively. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with TransDigm. None of the directors and officers of TransDigm listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Except as noted below, all directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*William Dries	Mr. Dries was named a director of TransDigm in April 2011. Mr. Dries is a certified public accountant. From 2002 until 2011, Mr. Dries was Senior Vice President and Chief Financial Officer of EnPro Industries, Inc., a manufacturer of engineered industrial products. Prior to that, Mr. Dries was employed by United Dominion Industries, Inc. and Ernst & Young LLP. Mr. Dries is a director of Polypore International, Inc., an NYSE-listed manufacturer of polymer-based membranes.

*Mervin Dunn	Mr. Dunn was named a director of TransDigm in September 2007. Mr. Dunn is the Chief Executive Officer of Commercial Vehicle Group, Inc., a NASDAQ-listed supplier of systems for the commercial vehicle market. Mr. Dunn has been with Commercial Vehicle Group, Inc. since November 1999. Mr. Dunn is also a director of Commercial Vehicle Group, Inc.

*Michael S. Graff	Mr. Graff was named a director of TransDigm in July 2003. Mr. Graff has served as a member and managing director of Warburg Pincus LLC and as a general partner of Warburg Pincus & Co., a private equity firm, since October 2003. Mr. Graff served as an advisor to Warburg Pincus LLC from July 2002 until October 2003. Prior to joining Warburg Pincus, Mr. Graff was President and Chief Operating Officer of Bombardier Aerospace, an aerospace manufacturer. Mr. Graff is a director of Builders FirstSource, Inc., a NASDAQ-listed manufacturer and distributor, and Polypore International, Inc., an NYSE-listed manufacturer of polymer-based membranes. Mr. Graff is also a director of several privately held companies.

*Sean P. Hennessy	Mr. Hennessy was named a director of TransDigm in April 2006. Mr. Hennessy has served as the Chief Financial Officer of The Sherwin Williams Company, a manufacturer and distributor of coatings and related products, since 2001. Mr. Hennessy is a certified public accountant.

*W. Nicholas Howley	Mr. Howley was named Chairman of the Board of Directors in July 2003. Mr. Howley was a founder of TransDigm Inc. and has served as Chief Executive Officer of TransDigm since December 2005 and of TransDigm Inc. since December 2001. Mr. Howley served as President of TransDigm from July 2003

Name	Current Principal Occupation or Employment and Five-Year Employment History

until December 2005 and served as President of TransDigm Inc. from December 1998 through September 2005. Mr. Howley was a director of Polypore International, Inc., an NYSE-listed manufacturer of polymer-based membranes through November 2012. Through October 2011, Mr. Howley was a director of Satair A/S, a subsidiary of Airbus, and a distributor of aerospace products, including parts manufactured by subsidiaries of TransDigm.

*Douglas W. Peacock	Mr. Peacock was named a director of TransDigm in July 2003. Mr. Peacock was a founder of TransDigm Inc. and served as its President from 1993 to 1998, its Chief Executive Officer from 1993 to 2001 and its Chairman from 1993 until July 2003. Mr. Peacock has also previously served as a director of privately held companies.

*Robert Small	Mr. Small was named a director of TransDigm in March 2010. Mr. Small has been a Managing Director of Berkshire Partners LLC (“Berkshire”), a private equity investment firm, since 2000 and initially joined the firm in 1992. Since its inception in 2007, Mr. Small has directed Stockbridge Partners LLC, a specialized investment group within Berkshire focused on marketable securities. Mr. Small was formerly a director of Hexcel Corporation, a composite materials producer primarily for aerospace and wind energy applications, and other privately held companies.

*John Staer	Mr. Staer was named a director of TransDigm in January 2012. Mr. Staer has been the Chief Executive Officer of Satair A/S, a subsidiary of Airbus, and a distributor of aerospace products, including parts manufactured by subsidiaries of TransDigm, since 1994. Mr. Staer is a director of Ambu A/S, a Danish public company that is a manufacturer of hospital and rescue service equipment, and Dalhoff Larsen & Horneman A/S, a Danish public company that is a supplier of timber and wood products.

Robert S. Henderson	Mr. Henderson was appointed Executive Vice President of TransDigm in December 2005 and Executive Vice President of TransDigm Inc. in October 2005. He was President of the AdelWiggins Group, an operating division of TransDigm Inc., from August 1999 to April 2008.

Bernt G. Iversen II	Mr. Iversen was appointed Executive Vice President—Mergers & Acquisitions and Business Development of TransDigm and TransDigm Inc. in May 2012. Prior to that he served as Executive Vice President of TransDigm and TransDigm Inc. since December 6, 2010. Prior to that, he was President of Champion Aerospace LLC, a wholly-owned subsidiary of TransDigm Inc., from June 2006.

Raymond F. Laubenthal	Mr. Laubenthal was appointed President and Chief Operating Officer of TransDigm in December 2005, and President and Chief Operating Officer of TransDigm Inc. in October 2005 and was President of AeroControlex Group, then operated as a division of TransDigm Inc., from November 1998 through September 2005.

Name	Current Principal Occupation or Employment and Five-Year Employment History
John Leary	Mr. Leary was appointed Executive Vice President of TransDigm and TransDigm Inc. in May 2012. Prior to that he served as President of Hartwell Corporation, an indirect wholly-owned subsidiary of TransDigm Inc., from October 2011 to May 2012, and as President of Adams Rite Aerospace, Inc., a wholly-owned subsidiary of TransDigm Inc., from June 1999 to September 2011.

Peter Palmer	Mr. Palmer was appointed Executive Vice President of TransDigm in February 2012. Prior to that, Mr. Palmer served as President of AdelWiggins Group, a division of TransDigm Inc., from April 2010 to February 2012, and as President of CEF Industries, LLC, a wholly-owned subsidiary of TransDigm Inc., from June 2008 to March 2010.

Gregory Rufus	Mr. Rufus was named Executive Vice President, Chief Financial Officer and Secretary of TransDigm in December 2005. He served as Vice President and Chief Financial Officer of TransDigm from July 2003 until December 2005. Mr. Rufus was appointed Executive Vice President and Chief Financial Officer of TransDigm Inc. on October 1, 2005 and had been Vice President and Chief Financial Officer of TransDigm Inc. since August 2000.

James Skulina	Mr. Skulina was appointed Executive Vice President of TransDigm in January 2012. Prior to that, Mr. Skulina served as President of the Aero Fluid Products division of AeroControlex Group, Inc., a wholly-owned subsidiary of TransDigm Inc., from September 2009 to December 2012, and as Controller of TransDigm Inc., from August 2007 to August 2009.

2. Directors and Executive Officers of Purchaser. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. The business address and telephone number of each director and officer are care of TransDigm, 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114 and (216) 706-2960, respectively. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with TransDigm. None of the directors and officers of Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Except as noted below, all directors and officers listed below are citizens of the United States.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Raymond F. Laubenthal

Mr. Laubenthal was appointed President and Chief Operating Officer of TransDigm in December 2005, and President and Chief Operating Officer of TransDigm Inc. in October 2005, and was President of AeroControlex Group, then operated as a division of TransDigm Inc., from November 1998 through September 2005.

Mr. Laubenthal is a Director and Chief Executive Officer and President of Purchaser.

Gregory Rufus	Mr. Rufus was named Executive Vice President, Chief Financial Officer and Secretary of TransDigm in December 2005. He served as Vice President and

Name	Current Principal Occupation or Employment and Five-Year Employment History

Chief Financial Officer of TransDigm from July 2003 until December 2005. Mr. Rufus was appointed Executive Vice President and Chief Financial Officer of TransDigm Inc. on October 1, 2005 and had been Vice President and Chief Financial Officer of TransDigm Inc. since August 2000.

Mr. Rufus is a Director and Secretary and Treasurer of Purchaser.

The Letter of Transmittal and Share Certificates and any other required documents should be sent or delivered by each record stockholder or the stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary. Stockholders submitting Share Certificates representing Shares to be tendered must deliver those Share Certificates together with the Letter of Transmittal and any other required documents by mail or overnight courier. Facsimile copies of Share Certificates or Letters of Transmittal will not be accepted. The Letter of Transmittal and Share Certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

If delivering by mail: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent at the telephone number, email address and address set forth below. Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be addressed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Call Toll Free: (800) 868-1390

Email: Aerosonic@georgeson.com